Exhibit 99.1 Consolidated Auditor's Report of Shinhan Card

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2024 and 2023

(With Independent Auditors' Report Thereon)

Contents

Independent Auditors' Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the consolidated financial statements of Shinhan Card Co., Ltd.(and its subsidiaries (the "Group"), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
● Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.
● Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our Auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.
● Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
● Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea
March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2024 and 2023

(In millions of won)	Note		2024	2023
Assets				
Cash and due from banks	10,40	₩	864,692	587,523
Financial assets at fair value through profit or loss	11		606,717	951,025
Derivative assets	12		670,186	147,727
Credit card receivables at amortized cost and others	13		37,267,649	36,740,727
Lease assets	14		2,133,859	2,082,762
Financial assets at fair value through other comprehensive income	16		378,530	393,979
Property and equipment, net	15,17		645,716	638,694
Intangible assets	18		228,428	220,714
Investments in associates	19		101,903	92,456
Current tax assets	39		4	21,626
Deferred tax assets	39		131,277	129,403
Investment property	20		45,642	46,943
Net defined benefit assets	24		5,011	3,480
Other assets	21		1,057,480	1,363,103
Total assets		₩	44,137,094	43,420,162
Liabilities				
Derivative liabilities	12	₩	6,100	18,978
Borrowings	22		6,550,378	7,962,662
Debentures, net	23		24,409,874	21,650,752
Net defined benefit obligations	24		173	395
Current tax liabilities	39		69,112	85,786
Provisions	25		220,948	234,166
Other liabilities	15,26		4,603,613	5,412,436
Total liabilities		₩	35,860,198	35,365,175
Equity				
Common stock	27	₩	626,847	626,847
Hybrid bonds	27		699,822	699,822
Capital surplus	27		860,729	860,729
Capital adjustments	27		(2,354)	(1,548)
Accumulated other comprehensive loss	27		(79,023)	(55,952)
Retained earnings	27,28		6,147,734	5,916,393
Equity attributable to owner of the Company			8,253,755	8,046,291
Non-controlling interests	27		23,141	8,696
Total equity		₩	8,276,896	8,054,987
Total liabilities and equity		₩	44,137,094	43,420,162

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2024 and 2023

(In millions of won, except earnings per share)	Note		2024	2023
Interest income		₩	2,984,234	2,840,691
Interest expense			(1,053,063)	(945,393)
Net interest income	32		1,931,171	1,895,298
Fee and commission income			2,073,548	2,070,601
Fee and commission expense			(1,305,206)	(1,275,360)
Net fee and commission income	33		768,342	795,241
Dividend income	34		673	611
Net gain on financial assets at fair value through profit or loss	11		24,795	22,428
Net gain (loss) on derivatives	12		577,817	69,041
Net gain (loss) on foreign currency transactions	7		(534,736)	(40,238)
Provision for credit loss allowance	35		(917,238)	(883,956)
General administrative expenses	36		(819,733)	(744,161)
Other operating expense, net	37		(273,650)	(311,437)
Operating income			757,441	802,827
Non-operating income, net	38		12,081	3,204
Share of gain (loss) of associates			(4,053)	(2,831)
Profit before income tax			765,469	803,200
Income tax expense	39		(190,208)	(181,292)
Profit for the year		₩	575,261	621,908
Other comprehensive income (loss):				
Items that will never be reclassified to profit or loss				
Remeasurement of the net defined benefit obligations	24,27	₩	(11,669)	(21,965)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		(12,788)	1,969
Items that are or may be reclassified subsequently to profit or loss				
Gain(Loss) on financial assets at fair value through other comprehensive income			4,469	10,864
Net changes in the unrealized fair value of cash flow hedges	12,27		(18,379)	(26,712)
Foreign currency translation adjustments for foreign operations	27		16,380	(3,050)
Other comprehensive income (loss) for the year, net of tax			(21,987)	(38,894)
Total comprehensive income for the year		₩	553,274	583,014

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (continued)
For the years ended December 31, 2024 and 2023

(In millions of won, except earnings per share)	Note		2024	2023
Profit attributable to:				
Equity holders of Shinhan Card Co., Ltd.	30	₩	572,147	620,582
Non-controlling interests			3,114	1,326
Profit		₩	575,261	621,908
Total comprehensive income (loss) attributable to:				
Equity holders of Shinhan Card Co., Ltd		₩	550,576	581,882
Non-controlling interests			2,698	1,132
Total comprehensive income		₩	553,274	583,014
Earnings per share				
Basic and diluted earnings per share (in won)	30	₩	4,309	4,710

The accompanying notes are an integral part of the consolidated financial statements

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the year ended December 31, 2023

						2023				
(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity
Balance at January 1, 2023	₩	626,847	399,901	860,729	(1,550)	(17,253)	5,582,516	7,451,190	7,564	7,458,754
Transactions with owner										
Dividends		-	-	-	-	-	(256,631)	(256,631)	-	(256,631)
Share-based payment transactions		-	-	-	2	-	-	2	-	2
Issuance of hybrid bonds		-	299,921	-	-	-	-	299,921	-	299,921
Dividend on hybrid bonds		-	-	-	-	-	(30,074)	(30,074)	-	(30,074)
Total comprehensive income for the year:										
Profit for the year		-	-	-	-	-	620,582	620,582	1,326	621,908
Remeasurement of the net defined benefit obligations		-	-	-	-	(21,964)	-	(21,964)	-	(21,964)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	12,833	-	12,833	-	12,833
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(26,712)	-	(26,712)	-	(26,712)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(2,856)	-	(2,856)	(194)	(3,050)
Balance at December 31, 2023	₩	626,847	699,822	860,729	(1,548)	(55,952)	5,916,393	8,046,291	8,696	8,054,987

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (continued)
For the year ended December 31, 2024

(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity
						2024				
Balance at January 1, 2024	₩	626,847	699,822	860,729	(1,548)	(55,952)	5,916,393	8,046,291	8,696	8,054,987
Transactions with owner										
Dividends		-	-	-	-	-	(310,415)	(310,415)	-	(310,415)
Net changes from business combination		-	-	-	-	-	(31,891)	(31,891)	-	(31,891)
Total comprehensive income for the year:		-	-	-	(806)	-	-	(806)	11,746	10,940
Profit for the year										
Remeasurement of the net defined benefit obligations		-	-	-	-	-	572,147	572,147	3,114	575,261
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(11,669)	-	(11,669)	-	(11,669)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(9,819)	1,500	(8,319)	-	(8,319)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(18,379)	-	(18,379)	-	(18,379)
Balance at December 31, 2024		-	-	-	-	16,796	-	16,796	(415)	16,381
	₩	626,847	699,822	860,729	(2,354)	(79,023)	6,147,734	8,253,755	23,141	8,276,896

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
For the years ended December 31, 2024 and 2023

(In millions of won)		2024	2023
Cash flows from operating activities			
Profit for the year	₩	575,261	621,908
Adjustment for:			
Interest income		(2,984,234)	(2,840,691)
Interest expense		1,053,063	945,393
Dividend income		(673)	(611)
Income tax expense		190,208	181,292
Fee and commission income		43,450	37,444
Fee and commission expense		1,071	1,009
Net gain on sales of financial assets at fair value through profit or loss		(2,110)	(4,029)
Net loss on sales of financial assets at fair value through profit or loss		1	322
Net gain on valuation of financial assets at fair value through profit or loss		(4,674)	(7,266)
Net loss on valuation of financial assets at fair value through profit or loss		1,604	1,812
Net gain on valuation and transaction of derivatives		(595,761)	(81,106)
Net loss on valuation and transaction of derivatives		17,943	12,065
Net gain on foreign currency transaction		(3,690)	(1,946)
Net loss on foreign currency transaction		578,651	60,610
Provision for credit loss allowance		917,238	883,957
Employee expenses		25,729	20,783
Depreciation expenses		85,542	73,325
Increase (decrease) in restoration liabilities		18	(1,282)
Other operating income		-	(11)
Other operating expenses		465,837	445,159
Non-operating income		(634)	(1,066)
Non-operating expenses		2,957	1,910
Equity method loss		4,053	2,831
		(204,411)	(270,096)
Changes in assets and liabilities:			
Restricted due from banks		(10,339)	153,053
Due from banks at amortized cost		(150,300)	(56,200)
Financial assets at fair value through profit or loss		360,365	(509,825)
Credit card receivables at amortized cost and other		(1,238,419)	(640,905)
Lease assets		(517,046)	(583,322)
Other assets		276,872	(307,359)
Net defined benefit obligations		(37,027)	(11,718)
Provisions		(39,105)	(37,261)
Other liabilities		(794,114)	597,364
		(2,149,113)	(1,396,173)
Income taxes paid		(172,687)	(167,982)
Interest received		2,817,178	2,691,567
Interest paid		(872,258)	(763,612)
Dividend received		673	611
Net cash inflow(outflow) from operating activities	₩	(5,357)	716,223

Consolidated Statements of Cash Flows (continued)
For the years ended December 31, 2024 and 2023

(In millions of won)		2024	2023
Cash flows from investing activities			
Proceeds from disposal of financial assets at fair value through profit or loss	₩	7,988	7,000
Acquisition of financial assets at fair value through profit or loss		(18,865)	(49,713)
Proceeds from disposal of financial assets at fair value through other comprehensive income		20,907	-
Acquisition of financial assets at fair value through other comprehensive income		(16,300)	-
Acquisition of investments in associates		(13,500)	(11,400)
Proceeds from disposal of investments in associates		-	4,805
Proceeds from disposal of property and equipment		1,429	1,019
Acquisition of property and equipment		(32,975)	(31,851)
Proceeds from disposal of intangible assets		1,446	758
Acquisition of intangible assets		(27,845)	(31,570)
Decrease in security deposits paid		8,041	1,224
Increase in security deposits paid		(2,914)	(7,820)
Net cash outflow from investing activities	₩	(72,588)	(117,548)
Cash flows from financing activities			
Proceeds from borrowings	₩	1,421,207	934,737
Repayment of borrowings		(3,073,789)	(1,862,068)
Proceeds from debentures		9,544,871	7,488,226
Repayment of debentures		(7,314,347)	(7,392,194)
Cash inflows from cash flow hedges		2,773,828	1,535,439
Cash outflows from cash flow hedges		(2,748,915)	(1,457,988)
Repayment of lease liabilities		(15,256)	(14,274)
Dividends paid		(310,415)	(256,631)
Increase in security deposits received		(53,259)	175,809
Issuance of hybrid bonds		-	299,921
Payment of dividend on hybrid bonds		(31,884)	(27,927)
Increase in other financial liabilities		-	11,090
Decrease in other financial liabilities		(10,640)	(14,231)
Increase in paid-in capital		10,940	-
Net cash outflow(inflow) from financing activities		192,341	(580,091)
Effect of exchange rate fluctuations on cash and cash equivalents		2,134	865
Net increase in cash and cash equivalents		116,530	19,449
Cash and cash equivalents at the beginning of year		483,263	463,814
Cash and cash equivalents at the end of year (Note 40)	₩	599,793	483,263

The accompanying notes are an integral part of the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(In millions of won)

1. Reporting Entity

General information of Shinhan Card Co., Ltd. (the "Company" or the "Controlling Company") and its subsidiaries (collectively the "Group") is as follows.

(a) The Controlling Company

The Controlling Company was incorporated on December 17, 1985. The address of the Company's registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga). The Group provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Finance Business Act.

As of December 31, 2024, the Group has approximately 20.44 million (actual member criteria) personal credit card holders, 1.97 million merchants in its network and 49 branch offices (including the headquarter office and overseas subsidiaries). The Group is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group").

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

1. Reporting Entity (continued)

(b) Subsidiaries

As of December 31, 2024 and 2023, consolidated subsidiaries are summarized below.

Name of subsidiary	Location	Closing month	Operating activities	December 31, 2024		December 31, 2023	
				Controlling interest	Non-controlling interest	Controlling interest	Non-controlling interest
Shinhan Card 2021-1 (*1) (*2)	Korea	December	ABS	0.50%	99.50%	0.50%	99.50%
Shinhan Card 2021-2 (*1) (*2)	Korea	December	ABS	0.50%	99.50%	0.50%	99.50%
Shinhan Card 2022-1 (*1) (*2)	Korea	December	ABS	0.50%	99.50%	0.50%	99.50%
Shinhan Card 2022-2 (*1) (*2)	Korea	December	ABS	0.50%	99.50%	0.50%	99.50%
Shinhan Card 2022-3 (*1) (*2)	Korea	December	ABS	0.50%	99.50%	0.50%	99.50%
Shinhan Card 2023-1 (*1) (*2)	Korea	December	ABS	0.50%	99.50%	0.50%	99.50%
Shinhan Card 2024-1 (*1) (*2)	Korea	December	ABS	0.50%	99.50%	-	-
Shinhan Card 2024-2 (*1) (*2)	Korea	December	ABS	0.50%	99.50%	-	-
Shinhan Credit Information Co., Ltd.	Korea	December	Debt collection, Credit investigation, Complaints service agency	100.00%	-	100.00%	-
Shinhan Finance LLC (*3)	Kazakhstan	December	Installment, Lease financing and credit loan	75%	25%	100.0%	-
Shinhan Indo Finance	Indonesia	December	Installment, credit card and lease financing	76.33%	23.67%	76.33%	23.67%
Shinhan Microfinance Co., Ltd.	Myanmar	September	Credit loan	100%	-	100.0%	-
Shinhan Vietnam Finance Co., Ltd.	Vietnam	December	Credit loan, Installment and credit card	100%	-	100.0%	-
Specified money in trusts (*1) (3 cases, as of December 31, 2024 and 3 cases, as of December 31, 2023, respectively)	Korea	December	Trust asset management	100%	-	100.0%	-

(*1) The above subsidiaries are structured entities that are designed voting rights or similar rights are not major factors when determining control.
(*2) Although the Controlling Company's percentage of ownership in shares of structured entities is less than 50%, with consideration of the terms and conditions of structured entities' incorporate agreement, the Group obtains substantially all gains and losses from the operations of the structured entities, and the Group has the ability to direct the activities of structured entities that can significantly affect such gains and losses. Accordingly, the structured entities are included in the consolidation. The Group may trust credit card receivables additionally if these consolidated structured entities are unable to repay securitized debentures connected to the entities' underlying assets.
(*3) The Group's stake has decreased from 100% to 75% due to the capital increase by third-party allocation for the year ended December 31, 2024.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

1. Reporting Entity (continued)

(c) Changes in investments in subsidiaries during the year ended December 31, 2024 are as follows:

Status of change	Name of the subsidiary	Reason
Included	Shinhan Card 2024-1	Newly invested subsidiary
Included	Shinhan Card 2024-2	Newly invested subsidiary

(d) Condensed financial information of the Group's subsidiaries as of and for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024				
Name of subsidiary	**Total assets**	**Total liabilities**	**Total equity**	**Profit (loss) for the year**	**Total comprehensive income (loss)**
Shinhan Card 2021-2	400,123	400,123	-	-	-
Shinhan Card 2022-1	400,291	400,291	-	-	-
Shinhan Card 2022-2	587,553	588,196	(643)	-	409
Shinhan Card 2022-3	365,598	367,727	(2,129)	-	2,879
Shinhan Card 2023-1	342,567	354,153	(11,586)	-	1,732
Shinhan Card 2024-1	847,966	863,965	(15,999)	-	(15,999)
Shinhan Card 2024-2	584,533	588,300	(3,767)	-	(3,767)
Shinhan Credit Information Co., Ltd.	35,676	11,003	24,673	1,765	1,823
Shinhan Finance LLC	287,009	237,552	49,457	9,696	6,970
Shinhan Indo Finance	238,562	193,037	45,525	5,687	8,788
Shinhan Microfinance Co., Ltd.	15,736	16,724	(988)	(389)	655
Shinhan Vietnam Finance Co., Ltd.	629,441	477,012	152,429	3,795	12,699
Specified money in trusts	490,000	-	490,000	29,629	29,629

	December 31, 2023				
Name of subsidiary	**Total assets**	**Total liabilities**	**Total equity**	**Profit (loss) for the year**	**Total comprehensive income (loss)**
Shinhan Card 2021-1	350,089	350,089	-	-	-
Shinhan Card 2021-2	400,121	400,121	-	-	-
Shinhan Card 2022-1	400,287	400,287	-	-	-
Shinhan Card 2022-2	521,956	523,007	(1,051)	-	(8,727)
Shinhan Card 2022-3	326,926	331,934	(5,008)	-	(2,238)
Shinhan Card 2023-1	319,676	332,995	(13,319)	-	(13,320)
Shinhan Credit Information Co., Ltd.	34,033	11,184	22,849	2,590	1,940
Shinhan Finance LLC	168,261	136,715	31,546	6,962	7,449
Shinhan Indo Finance	235,464	198,727	36,737	5,602	4,781
Shinhan Microfinance Co., Ltd.	11,927	13,569	(1,642)	(750)	(1,272)
Shinhan Vietnam Finance Co., Ltd.	631,451	500,485	130,966	(4,065)	(4,421)
Specified money in trusts	570,000	-	570,000	29,728	29,728

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023

2. Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea ("K-IFRS"), which prescribed in the Act on External Audit of Stock Companies. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements were authorized for issue by the Board of Directors on February 5, 2025, which will be submitted for approval to the shareholder's meeting to be held on March 25, 2025.

(a) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:
- Derivative financial instruments are measured at fair value;
- Financial instruments at fair value through profit or loss are measured at fair value;
- Financial instruments at fair value through other comprehensive income are measured at fair value;
- Liabilities recognized for cash-settled share-based payment; and
- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective economic environment in which the Group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the Controlling Company's functional currency and the currency of the primary economic environment in which the Group operates.

(c) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2024 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

2. **Basis of Preparation (continued)**

(d) Changes in accounting policies
Except for the following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2024, the accounting policies applied by the Group in these consoledated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023. There are other new standards applied from January 1, 2024, which does not have a significant impact on the Group's consolidated financial statements.

(i) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2024.

1) *Amendment to K-IFRS No. 1001, 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current*

The amendments clarify that the classification of liabilities as current or non-current should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management's intentions or expectations about whether the Group will exercise its right to defer settlement of a liability. The amendments also introduce a definition of settlement to make clear that settlement includes the transfer to the counterparty of the Group own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the Group own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the consolidated financial statements from these amendments.

2) *Amendments to K-IFRS No. 1007, 'Cash Flow Statement' and K-IFRS No. 1107, 'Financial Instruments: Disclosures' - Supplier Finance Arrangements*

The amendments add to the disclosure objectives in K-IFRS No. 1007, 'Cash Flow Statement,' that information about supplier finance arrangements should be disclosed to enable users of financial statements to assess the impact of those arrangements on the Group liabilities and cash flows. The amendments also amend K-IFRS No. 1107, 'Financial Instruments: Disclosures,' to add supplier finance arrangements as an example of a requirement to disclose information about an entity's exposure to concentrations of liquidity risk. There is no significant impact on the consolidated financial statements from these amendments.

3) *Amendment to K-IFRS No. 1116, 'Lease' - Lease liability in a sale-and-leaseback*

This amendment adds follow-up measurement requirements for sale-and-leaseback that are accounted for as sales by applying K-IFRS No. 1115, 'Revenue from contracts with customers.' This amendment requires that the 'lease fee' or 'modified lease fee' be calculated in a way that the seller-lessee does not recognize any gain or loss for the right-of-use that the seller-lessee continues to hold after the lease commencement date. The amendment to this standard does not have a significant impact on the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

2. Basis of Preparation (continued)

(d) Changes in accounting policies

4) *Amendment to K-IFRS No. 1001, 'Financial Statement Presentation' (Amended in 2023) – Disclosure of Virtual Assets*

In addition to the disclosure requirements required by other standards for transactions related to virtual assets, this amendment specifies the necessary disclosures for each of the following cases:

① when holding virtual assets ②when holding virtual assets on behalf of a customer ③when issuing virtual assets.

For the ownership of virtual assets, the following information must be disclosed: general information about virtual assets, applied accounting policies, the acquisition route and acquisition cost for each virtual asset, and fair value at the end of December 31, 2024. In addition, when issuing virtual assets, the Group must disclose its obligations and the fulfillment status related to the issued virtual assets, the timing and amount of revenue recognition for sold virtual assets, the quantity of virtual assets held after issuance, and important contract details. This amendment to the standard does not have a significant impact on the consolidated financial statements.

(ii) New standards and interpretations not yet adopted by the Group

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2024 and have not been early adopted by the Group.

1) *Amendments to K-IFRS No. 1021, 'Effects of Changes in Foreign Exchange Rates' and No. 1101 'First-time adoption of K-IFRS' – Lack of Exchangeability*

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted.

Consolidated entities are currently assessing the impacts of these amendments on the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies**

Material accounting policies applied by the Group in preparation of its consolidated financial statements are described below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise in Note 2 (d).

The Group applied the amendments to the disclosure of accounting policies (K-IFRS No. 1001, 'Presentation of Financial Statements') from January 1, 2024. The amendments require disclosure of 'important' accounting policies rather than 'significant' accounting policies. These amendments do not result in any changes to accounting policies, but affect the information on the published accounting policies.

(a) Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. All operating segments' operating results are reviewed regularly by the Group's CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Group has a single reportable segment. Accordingly, information on segment assets, liabilities and profit or loss is not disclosed.

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and other events in similar circumstances, the Group prepares the consolidated financial statements by making appropriate adjustments.

(ii) Structured entities

The Group has established a number of structured entities by transferring credit card receivables and others. A structured entity is consolidated if, based on an evaluation of the substance of its relationship with the Group and the structured entity's risks and rewards, it is concluded that the Group controls the structured entity.

(iii) Elimination of intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. If intra-group losses indicate an asset impairment that requires recognition on the consolidated financial statements, the intra-group losses are recognized as a loss.

(iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent's ownership interests in a subsidiary.
Non-controlling interests are measured as a proportional share of the current equity instrument from the amount recognized for the acquirer's identifiable net assets at the acquisition date. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(c) Cash and cash equivalents

They are short-term investment assets with high liquidity, such as cash balances, foreign currencies, and call deposits, and short-term investment assets with a slight risk of value fluctuations are classified as cash and cash equivalents.

(d) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Group becomes a party to the contract for the financial instrument.

(ii) Classification and subsequent measurement

    1) *Financial asset: Business model*

The Group assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management. Such information takes into account the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies.
These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;
- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;
- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;
- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and
- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance is measured at fair value through profit or loss.

    2) *Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding*

'Principal' amount is defined as the fair value on initial recognition of the financial asset. 'Interest' consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Group considers the terms and conditions of the instrument. If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(d) Non-derivative financial assets (continued)

(ii) Classification and subsequent measurement (continued)

To make an assessment, the Group considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;
- Terms that adjust the contractual interest rate, including variable interest rate features;
- Prepayment features and extension features; and
- Terms and conditions that limit the Group's claims on cash flows arising from specific assets. (e.g., non-recourse features)

(iii) Offsetting

Financial assets and liabilities are offset only when the Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(e) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Group holds derivative financial instruments to hedge foreign exchange and interest rate exposures. If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

The Group designate specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Group documents the purpose and strategy of risk management to perform the hedge. The Group documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

(ii) Cash flow hedge

The Company designates part of derivatives as hedging instruments in a cash flow hedging relationship. Part of derivatives are recognized as hedging costs in other comprehensive income and accumulate as separate items in equity.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(f) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm's length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Group and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(g) Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on the following assets:
- Financial assets measured at amortized cost
- Debt securities measured at FVOCI

The Group measures loss allowances at an amount equal to the lifetime expected credit losses ("ECLs"), except for the following, which are measured as twelve month ECLs:
- Financial instrument that are determined to have low credit risk at the reporting date; and
- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group assumes that the credit risk on a financial asset has increased significantly when:
- Asset credit quality is cautionary or less;
- Significant changes in credit rating occur; or
- Specified overdue pool segment (Personal card receivables past due over seven days, etc.) incur.

The Group considers a financial asset to be in default when:
- The financial asset is more than 90 days past due.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

   (g) Impairment of financial assets (continued)

   (i) Credit-impaired financial assets

   At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

   Evidence that financial assets are impaired includes observable information.

   - Significant financial difficulty of the borrower or issuer
   - Default or delinquency in interest or principal payments
   - Restructuring of a loan or a concession granted by the Group, which the Group would not otherwise consider
   - Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
   - The disappearance of an active market for a security
   - Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

   (ii) Presentation of impairment loss

   Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
   Debt securities that are measured at FVOCI are included in Current Profit and Loss, and also recognized in Other Comprehensive Income.

   (iii) Write-off

   The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(h) Property and equipment

Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	5 years	Straight-line method

(i) Intangible assets

Intangible assets are measured initially at cost and, after initial recognition, are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	5 years
Software	5 years
Other intangible assets	5 years or less

(j) Leases

(i) Lessor

Where the Group is a lease provider, it classifies each lease as an operating lease and a financial lease. Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. In the case of financial leases, assets held under financial leases are recognized in the statement of financial position at the commencement of the lease, the assets are presented as receivables of the same amount as net lease investment, and financial returns are recognized over the lease period.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(j) Leases (continued)

(ii) Lessee (continued)

which the Group is lessee, the Group applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Group:
-    where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
-    uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by, a subsidiary of the Group, which does not have recent third-party financing, and
-    makes adjustments specific to the lease, for example term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group uses that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life. Although the Group elected to apply the revaluation model to its land and buildings that are presented in property and equipment, the Group elected not to apply that revaluation model to buildings held by the Group that are presented in the right-of-use assets.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(j) Leases (continued)

(ii) Lessee(continued)

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option. Low-value assets comprise IT-equipment and small items of office furniture.

(k) Investment property

A property held for rental income or investment gains is classified as investment property. Investment property is measured at cost at initial recognition, and after initial recognition, it is presented as the accumulated depreciation and the accumulated impairment losses are deducted from the cost. Among properties, an investment property excluding land is depreciated with a straight-line method for 40 years of useful life.

(l) Non-derivative financial liabilities

The Group classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the consolidated financial statements when the Group becomes the party to the contractual agreement.

(m) Employee benefits

(i) Post-employment benefit plan

The Group has introduced and manages both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.
Defined contribution plans are calculated annually by an independent accountant using the projected unit credit method.

(ii) Termination benefits

Termination benefits are expensed when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are expensed if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months following the reporting period, then they are discounted at present value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(n) Provisions

The Group recognizes provisions related to litigations and unused credit commitments from credit card sales and cash services. Provisions for unused credit commitments from credit card sales and cash service are estimated using a valuation model that takes credit conversion factor, probability of default, and loss given default into account. In addition, when the Group bears the responsibility for restoration following the expiration of a rental contract, the Group recognizes the present value of the estimated restoration costs as a provision.

(o) Foreign currencies

The results and financial position of a foreign operation whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures. The assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the date of that statement of financial position. The income and expenses for each statement presenting profit or loss and other comprehensive income (including comparatives) is translated at exchange rates at the dates of the transactions

(p) Share-based payment transactions

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Group's employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Group to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(q) Revenue from Contracts with Customers

The Group recognizes fee income from cardholders and merchants on an accrual basis applying the following five steps: ① Identify the contracts with the customers, ② Identify the separate performance obligations, ③ Determine the transaction price of the contract, ④ Allocate the transaction price to each of the separate performance obligations, and ⑤ Recognize the revenue as each performance obligation is satisfied. However, the Group recognizes fee income related to delinquent receivables, whose probability of future economic benefits is low, on a cash basis.

The fair value of the consideration received or receivable in respect of an initial sale is allocated to reward points ("points") and other components of fee and commission income. The Group provides rewards in various forms including discounts on credit settlements and gifts. The amount allocated to points is estimated at the amount expected to be paid on points rewarded to cardholders in consideration of the expected redemption rate and is recognized as a deduction from the fee and commission income.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

3. **Material Accounting Policies (continued)**

(r) Finance income and finance costs

The Group's finance income and finance costs consist of :
- Interest income;
- Interest expense;
- Dividend income;
- The net gain or loss on financial assets measured at fair value through profit or loss;
- The foreign currency gain or loss on financial assets and financial liabilities;
- Impairment losses (and reversals) on investments in debt securities carried at amortized cost;
- The gain on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination;
- The fair value loss on contingent consideration classified as a financial liability;
- Hedge ineffectiveness recognized in profit or loss; and
- The reclassification of net gains and losses previously recognized in other comprehensive income on cash flow hedges of interest rate risk and foreign currency risk for borrowings.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Group's right to receive payment is established. In addition, handling fee income and incidental expenses related to loans are deferred and presented as a deduction from loan receivables. They are depreciated using the effective interest method during the loan period and recognized in income and expense.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Group calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit impaired.

(s) Income taxes

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned nine domestic subsidiaries including the Company. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Tax uncertainty arises from the Group's claims for correction due to the complexity of transactions or differences in tax law interpretation, and refund lawsuits and tax investigations by tax authorities. Where the Group has paid tax according to K-IFRS No. 2123, and there is a highly probable of having a tax refund in the future, it will be recognized as corporate tax assets, and the amount expected to be paid as a result of tax audits will be recognized as corporate tax liabilities.

(t) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use (See Note 18).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

4. **Financial Risk Management**

(a) General information of risk management

The Group has exposure to the following risks from its use of financial instruments:
- Credit risk, Liquidity risk, Market risk
This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies, and processes for measuring and managing risk, and the Group's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(i) Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Group runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk executive team which is fully in charge of tasks related to risk management.

In addition, the Group established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Group measures credit risk, liquidity risk, market risk, and interest rate risk. The Group presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Group organizes risk plans and sets risk limits, which encompass the Group's entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Group manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Group immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee. In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

(iii) Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group's risk dashboard for early detection of risk, regular risk measurement and monitoring systems the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Group performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

1) Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members(credit ratings). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. Regarding quantitative indicators such as increases in assets and increases in risks, the Group defines the determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyses the cause and prepares and implements a countermeasure.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

4. **Financial Risk Management (continued)**

(a) General information of risk management (continued)

(iii) Risk monitoring (continued)

    2)   Risk measurement and monitoring reporting

The Group regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise crisis management system

The Group maintains crisis planning for three levels of contingencies, namely, 'alert', 'imminent crisis' and 'crisis' determination of which is made based on quantitative and qualitative monitoring and impact analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators, and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of six stages, Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Group has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Group to cope with crisis systematically.

(v) Evaluation process

The Group sets and operates the standards on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business. If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Group's internal information, external information from Credit Bureaus, and personal information in the application form. The Group prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus' credit ratings.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

4. **Financial Risk Management (continued)**

(a) General information of risk management (continued)

(v) Evaluation process (continued)

The Group utilizes customer transaction records with Shinhan Financial Group's subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers. The Group performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Group is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Group determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group's subsidiaries. The Group operates a management system which enables the Group to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

(vi) Credit Scoring System

The Group's Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder's credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder's credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers' credit quality. The Group utilizes the Credit Scoring System in order to monitor its customers' and portfolios' risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. Additionally, for applicants who are long-term customers of Shinhan Financial Group and have excellent creditworthiness, separate screening criteria are applied. In addition, the Group uses the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency probability of card members, and the Group uses it to monitor members and monitor portfolio risk exposures.

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investment securities. The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these consolidated financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss. The Group assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Group estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel II. The Group applies the Basel Basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Group sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Group's maximum exposure to credit risk. Exposure to credit risk of the Group as of December 31, 2024 and 2023 are as follows. Cash held by the Group is excluded.

		2024	2023
Due from banks and credit card receivables at amortized cost and others (*)			
Banks	₩	864,576	586,422
Retail		6,208,212	6,622,233
Government/ Public section/ Central bank		1,290	1,899
Corporations		3,644,338	3,523,306
Card receivable		27,413,843	26,594,093
		38,132,259	37,327,953
Financial assets at FVTPL			
Debt securities		22,644	15,669
Beneficiary certificates		561,258	913,808
		583,902	929,477
Financial assets at FVOCI			
Debt securities		322,835	318,572
Derivative financial assets		670,186	147,727
Other assets (*)			
Other financial assets		810,332	1,179,735
	₩	40,519,514	39,903,464

(*) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs (fees), and present value discount amount.

As of December 31, 2024 and 2023, the maximum exposure to credit risk caused by unused credit commitments amounted to ₩91,239,801 million ₩91,226,285 million, respectively. As of December 31, 2024 and 2023, the securities purchase agreement signed by the Group are ₩77,945 million and ₩106,726 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Details of the financial instruments based on measurement method of loss allowance by internal credit rating as of December 31, 2024 and 2023 are as follows:

	2024							
	12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
	Prime	Normal	Prime	Normal	Impaired			
Due from banks and credit card receivables at amortized cost								
Banks	₩ 864,576	-	-	-	-	864,576	-	864,576
Retail	4,935,326	810,344	242,707	239,369	107,978	6,335,724	(127,512)	6,208,212
Government /public section /central bank	617	633	-	46	-	1,296	(6)	1,290
Corporations	1,695,126	1,822,216	15,724	140,890	28,631	3,702,587	(58,249)	3,644,338
Card receivable	21,635,299	2,680,187	1,169,723	2,421,029	629,570	28,535,808	(1,121,965)	27,413,843
	29,130,944	5,313,380	1,428,154	2,801,334	766,179	39,439,991	(1,307,732)	38,132,259
Financial assets at FVOCI								
Debt securities(*)	322,835	-	-	-	-	322,835	-	322,835
	₩ 29,453,779	5,313,380	1,428,154	2,801,334	766,179	39,762,826	(1,307,732)	38,455,094

(*) As of December 31, 2024, the allowance for expected credit loss of debt securities at fair value through other comprehensive income is ₩ 285 million.

	2023							
	12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
	Prime	Normal	Prime	Normal	Impaired			
Due from banks and credit card receivables at amortized cost								
Banks	₩ 586,422	-	-	-	-	586,422	-	586,422
Retail	5,279,751	909,254	241,145	226,750	92,232	6,749,132	(126,899)	6,622,233
Government /public section /central bank	1,055	781	-	77	-	1,913	(14)	1,899
Corporations	1,509,253	1,890,793	2,805	157,697	8,860	3,569,408	(46,102)	3,523,306
Card receivable	20,597,861	2,404,874	1,507,251	2,585,766	631,710	27,727,462	(1,133,369)	26,594,093
	27,974,342	5,205,702	1,751,201	2,970,290	732,802	38,634,337	(1,306,384)	37,327,953
Financial assets at FVOCI								
Debt securities(*)	318,572	-	-	-	-	318,572	-	318,572
	₩ 28,292,914	5,205,702	1,751,201	2,970,290	732,802	38,952,909	(1,306,384)	37,646,525

(*) As of December 31, 2023, the allowance for expected credit loss of debt securities at fair value through other comprehensive income is ₩ 132 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

Details of the off-balance item based on measurement method of loss allowance by internal credit rating as of December 31, 2024 and 2023 are as follows:

		2024			
		Loan commitments and other credit-related liabilities			
		Prime	**Normal**	**Impaired**	**Total**
Loan commitments and other credit-related liabilities	₩				
12-month expected credit loss	₩	87,712,469	2,525,436	-	90,237,905
Lifetime expected credit loss		381,105	693,696	-	1,074,801
Impaired financial asset		-	-	5,040	5,040
	₩	88,093,574	3,219,132	5,040	91,317,746

		2023			
		Loan commitments and other credit-related liabilities			
		Prime	**Normal**	**Impaired**	**Total**
Loan commitments and other credit-related liabilities	₩				
12-month expected credit loss		87,211,403	2,089,173	-	89,300,576
Lifetime expected credit loss		1,067,682	960,999	-	2,028,681
Impaired financial asset		-	-	3,754	3,754
	₩	88,279,085	3,050,172	3,754	91,333,011

In the case of individual members, based on the internal credit rating, the Group manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal. In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public sector/central bank are classified as prime, while others are classified as normal.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(b) Credit risk (continued)

(iii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2024 and 2023 are as follows:

		2024								
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost:										
Banks	₩	832,371	-	-	-	-	25,448	-	6,757	864,576
Retail		5,397,555	674	41	136	12	520,342	8,228	281,224	6,208,212
Government/Public section/ Central bank		1,135	-	-	-	-	155	-	-	1,290
Corporations		3,421,390	-	-	-	-	-	-	222,948	3,644,338
Card receivable		27,302,377	11,154	416	2,930	294	31,767	42,130	22,775	27,413,843
		36,954,828	11,828	457	3,066	306	577,712	50,358	533,704	38,132,259
Securities measured at FVTPL		583,902	-	-	-	-	-	-	-	583,902
Securities at FVOCI		322,835	-	-	-	-	-	-	-	322,835
	₩	37,861,565	11,828	457	3,066	306	577,712	50,358	533,704	39,038,996
Off-balance accounts										
Loan commitments and other liabilities related credit	₩	91,079,116	38,741	1,312	13,048	987	6,843	120,202	57,497	91,317,746

		2023								
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost:										
Banks	₩	549,576	-	-	-	-	12,225	-	24,621	586,422
Retail		5,914,204	946	56	158	20	552,815	7,375	146,659	6,622,233
Government/Public section/ Central bank		988	-	-	-	-	911	-	-	1,899
Corporations		3,297,329	-	-	-	-	-	-	225,977	3,523,306
Card receivable		26,495,426	10,319	362	2,241	252	26,014	39,056	20,423	26,594,093
		36,257,523	11,265	418	2,399	272	591,965	46,431	417,680	37,327,953
Securities measured at FVTPL		929,477		-	-	-	-	-	-	929,477
Securities at FVOCI		318,572		-	-	-	-	-	-	318,572
	₩	37,505,572	11,265	418	2,399	272	591,965	46,431	417,680	38,576,002
Off-balance accounts										
Loan commitments and other liabilities related credit	₩	91,121,139	35,955	1,151	11,876	876	5,214	105,559	51,241	91,333,011

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2024 and 2023 are as follows:

		2024								
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and restaurant	Other	Retail customers	Total
Due from banks and credit card receivables at amortized cost:										
Banks	₩	864,576	-	-	-	-	-	-	-	864,576
Retail		-	-	-	-	-	-	-	6,208,212	6,208,212
Government/ Public section/ Central bank		155	-	-	-	-	-	1,135	-	1,290
Corporations		787,934	231,026	363,981	402,276	192,659	8,363	1,658,099	-	3,644,338
Card receivable		100,699	322,403	282,613	64,808	47,174	12,834	1,178,909	25,404,403	27,413,843
		1,753,364	553,429	646,594	467,084	239,833	21,197	2,838,143	31,612,615	38,132,259
Securities measured at FVTPL		-	-	-	-	-	-	583,902	-	583,902
Securities at FVOCI		-	-	-	-	-	-	322,835	-	322,835
	₩	1,753,364	553,429	646,594	467,084	239,833	21,197	3,744,880	31,612,615	39,038,996
Off-balance accounts										
Loan commitments and other liabilities related credit		271,850	760,450	548,123	305,088	186,125	74,703	2,393,579	86,777,828	91,317,746

		2023								
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and restaurant	Other	Retail customers	Total
Due from banks and credit card receivables at amortized cost:										
Banks	₩	586,422	-	-	-	-	-	-	-	586,422
Retail		-	-	-	-	-	-	-	6,622,233	6,622,233
Government/ Public section/ Central bank		911	-	-	-	-	-	988	-	1,899
Corporations		852,514	292,028	396,991	179,797	193,792	9,095	1,599,089	-	3,523,306
Card receivable		76,951	274,622	279,186	70,626	41,754	12,619	938,687	24,899,648	26,594,093
		1,516,798	566,650	676,177	250,423	235,546	21,714	2,538,764	31,521,881	37,327,953
Securities measured at FVTPL		-	-	-	-	-	-	929,477	-	929,477
Securities at FVOCI		-	-	-	-	-	-	318,572	-	318,572
	₩	1,516,798	566,650	676,177	250,423	235,546	21,714	3,786,813	31,521,881	38,576,002
Off-balance accounts										
Loan commitments and other liabilities related credit		296,961	736,782	539,947	224,246	142,887	73,173	1,987,362	87,331,653	91,333,011

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

(v) Reflection of forward-looking information

The Group reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Group utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Group reflects the future macroeconomic situation reflecting the weights calculated by the Group in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Group estimates based on its business plan and management strategy.

The Group analyzed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the uncertain economic situation, the Group reviewed three scenarios: upside, central and downside, and reflected the final forward-looking information.

Major macroeconomic variables(*)	Correlation between credit risks
GDP	Negative correlation
Government consumption	Negative correlation
Facility investment	Negative correlation
Apartment sales transaction price index(Seoul)	Negative correlation
Government bond 3y yields (%)	Negative correlation
Government bond 10y yields (%)	Negative correlation
KRW/USD exchange rate	Positive correlation

(*) In addition to the above table, the forecast for the composite stock index was additionally selected.

The predicted correlation between the macroeconomic variables used by the Group and the risk of default is derived based on long-term data over the past 10 years.

When estimating the default rate considering future economic prospects, the recent actual default rate is an important reference. Although various economic indicators deteriorated, the actual measurement default rate of the Group is being maintained stably.

The Group has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the weight of the upside, central, and downside scenarios is assumed to be 100% with all other assumptions held constant the sensitivity analysis according to the impact on the Group's expected credit loss provision is as follows.

Scenarios		100% Assumption		Difference to book amount
Upside	₩	1,442,694	₩	(79,085)
Central		1,489,113		(32,666)
Downside		1,557,846		36,068

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Group will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations. The Group manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and outflows.

The Group sets the goal of "month-end liquidity" as the liquidity level at which the Group could pay its obligations in the next three months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio and ABS to borrowings ratio are major indices of liquidity risks monitored by the Group, defined as cautious, apprehensive, and risky. The Group has prepared contingency plans for various liquidity crises.

(i) Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2024 and 2023 are as follows: Such undiscounted contractual cash flows differ from the discounted amount included in the consolidated statements of financial position, as they include estimated interest payments.

The Group expects that there would be no significant changes in the timing of cash flows.

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2024			
Assets:								
Cash and due from banks (*1)	₩	805,793	-	-	500	-	-	806,293
Credit card receivables at amortized cost and other		12,512,363	6,983,558	4,470,776	5,140,877	10,211,373	1,984,942	41,303,889
Financial assets at FVTPL		524,789	-	-	-	40,725	41,203	606,717
Financial assets at FVOCI		322,836	-	-	-	-	55,694	378,530
Other financial assets		768,387	10,478	6,349	16,696	42,697	-	844,607
	₩	14,934,168	6,994,036	4,477,125	5,158,073	10,294,795	2,081,839	43,940,036
Liabilities:								
Borrowings	₩	199,447	860,583	582,670	2,944,045	2,239,746	-	6,826,491
Debentures		905,846	1,261,973	1,058,736	3,278,769	19,431,983	374,878	26,312,185
Other financial liabilities		2,973,243	5,080	-	-	894,597	969	3,873,889
	₩	4,078,536	2,127,636	1,641,406	6,222,814	22,566,326	375,847	37,012,565
Off-balance item (*2):								
Securities purchase agreement		77,945	-	-	-	-	-	77,945
Unused credit commitments		91,239,801	-	-	-	-	-	91,239,801
	₩	91,317,746	-	-	-	-	-	91,317,746

(*1) Restricted due from banks as of December 31, 2024 are excluded.
(*2) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(c) Liquidity risk (continued)

(i) Maturity analysis of non-derivative financial instruments (continued)

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
		2023						
Assets:								
Cash and due from banks (*1)	₩	539,463	-	-	-	-	-	539,463
Credit card receivables at amortized cost and other		12,665,488	6,646,084	4,334,876	4,844,537	10,291,440	1,889,778	40,672,203
Financial assets at FVTPL		951,025	-	-	-	-	-	951,025
Financial assets at FVOCI		318,572	-	-	-	-	75,407	393,979
Other financial assets		1,137,478	10,838	4,881	10,048	48,131	-	1,211,376
	₩	15,612,026	6,656,922	4,339,757	4,854,585	10,339,571	1,965,185	43,768,046
Liabilities:								
Borrowings	₩	48,000	354,879	806,025	1,451,588	5,886,060	-	8,546,552
Debentures		823,671	1,151,147	2,045,323	3,623,330	15,152,118	336,668	23,132,257
Other financial liabilities		3,412,527	-	8,148	5,320	1,333,782	969	4,760,746
	₩	4,284,198	1,506,026	2,859,496	5,080,238	22,371,960	337,637	36,439,555
Off-balance item (*2):								
Securities purchase agreement		106,726	-	-	-	-	-	106,726
Unused credit commitments		91,226,285	-	-	-	-	-	91,226,285
	₩	91,333,011	-	-	-	-	-	91,333,011

(*1) Restricted due from banks as of December 31, 2023 are excluded.
(*2) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(c) Liquidity risk (continued)

(ii) Maturity analysis of derivative financial instruments

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2024 and 2023 are as follows:

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2024			
Net settlement cash inflow	₩	1,022	1,603	339	(138)	491	-	3,317
Gross settlement cash inflow		142,306	510,448	94,634	874,463	4,987,037	-	6,608,888
Gross settlement cash outflow		(134,156)	(400,537)	(80,235)	(698,446)	(4,403,935)	-	(5,717,309)
	₩	9,172	111,514	14,738	175,879	583,593	-	894,896

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
					2023			
Net settlement cash inflow	₩	1,343	699	1,637	2,333	6,866	1,052	13,930
Gross settlement cash inflow		14,166	55,810	94,417	180,559	3,138,768	-	3,483,720
Gross settlement cash outflow		(11,409)	(11,205)	(88,939)	(171,752)	(2,951,864)	-	(3,235,169)
	₩	4,100	45,304	7,115	11,140	193,770	1,052	262,481

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(d) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Group's income or the value of its holdings of financial instruments. The Group is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) in the case of trading assets and only foreign exchange rate risk of foreign currency deposits because the Group hedges 100% cash flows of foreign currency liabilities with currency rate swaps. Stock price risk is exposed only to equity securities denominated in KRW among equity securities.

The Group assesses risks of expected transactions and sets up limits to control market risks to the extent that the Group can handle. The Group assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i) Market risk management from trading positions

The Group assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. At the end of the current and prior periods, assets exposed to market risk are classified as financial assets measured at fair value through profit or loss (FVPL). Market risk is measured by calculating the valuation amount of these assets and applying the required regulatory capital weighting. The following represents the Group's assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2024 and 2023 that are exposed to the respective risks:

		2024			
		Average	Maximum	Low	December 31
Interest rate risk (*)	₩	3,622	7,802	2,051	2,551

(*) Overseas subsidiaries were excluded from the calculation.

		2023			
		Average	Maximum	Low	December 31
Interest rate risk (*)	₩	2,476	4,352	800	4,352

(*) Overseas subsidiaries were excluded from the calculation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(d) Market risk (continued)

(ii) VaR and EaR management from non-trading positions

-Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Group is interest rate risk. The Group makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period. The Group calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rate EaR is computed using interest rate repricing gap, differences between expected interest rate variation timing and target period (one year) and expected interest rate variation, and also applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. However, interest rate shock was not applied for financial assets with low sensitivity from a conservative point of view.

Interest rate VaR and EaR of non-trading positions as of December 31, 2024 and 2023 are as follows:

		2024	2023
Interest rate VaR	₩	990,898	952,836
Interest rate EaR		600,681	591,935

-Equity price risk and foreign exchange rate risk from non-trading positions

The Group assessed equity price risk and foreign exchange rate risk from foreign currency equity securities of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Group does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk

The Group has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2024 and 2023 are as follows:

2024 (Currency Unit: In millions of USD, AUD, KZT, IDR, MMK, VND)

	USD		AUD		EUR		KZT		IDR		MMK		VND		
	USD	KRW	AUD	KRW	EUR	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW	KRW equivalent
Assets															
Cash	-	45	-	-	-	-	7	20	-	-	25	17	-	-	82
Deposit	-	14	-	-	-	-	2,118	5,932	5,417	493	472	330	443,732	25,603	32,372
Loans	-	-	-	-	-	-	92,885	260,078	2,477,395	225,691	19,413	13,589	6,136,123	354,054	853,412
Financial assets at FVTPL	23	33,413	-	-	-	-	-	-	-	-	-	-	-	-	33,413
Financial assets at FVOCI	3	4,563	-	-	-	-	-	-	-	-	-	-	-	-	4,563
Other financial assets	1	1,442	-	-	-	-	1,587	4,443	44,177	4,025	1,782	1,248	289,500	16,704	27,862
	27	39,477	-	-	-	-	96,597	270,473	2,526,989	230,209	21,692	15,184	6,869,355	396,361	951,704
Liabilities															
Debentures	(3,664)	(5,386,876)	-	-	-	-	-	-	-	-	-	-	-	-	(5,386,876)
Borrowings	(480)	(705,600)	-	-	-	-	(82,031)	(229,688)	(2,047,283)	(186,507)	(20,200)	(14,140)	(3,625,000)	(209,163)	(1,345,098)
Other financial liabilities	(1)	(802)	-	-	-	-	(1,690)	(4,732)	(61,172)	(5,573)	(3,812)	(2,668)	(581,303)	(33,541)	(47,316)
	(4,145)	(6,093,278)	-	-	-	-	(83,721)	(234,420)	(2,108,455)	(192,080)	(24,012)	(16,808)	(4,206,303)	(242,704)	(6,779,290)
On-balance exposure	(4,118)	(6,053,801)	-	-	-	-	12,876	36,053	418,534	38,129	(2,320)	(1,624)	2,663,052	153,657	(5,827,586)
Off- balance															
Derivative	3,431	5,042,956	300	274,104	508	776,272	-	-	-	-	-	-	-	-	6,093,332
Off-balance derivative exposure	3,431	5,042,956	300	274,104	508	776,272	-	-	-	-	-	-	-	-	6,093,332
Net position	(687)	(1,010,845)	300	274,104	508	776,272	12,876	36,053	418,534	38,129	(2,320)	(1,624)	2,663,052	153,657	265,746

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

4. **Financial Risk Management (continued)**

(d) Market risk (continued)

(iii) Foreign exchange risk (continued)

2023 (Currency Unit: In millions of USD, AUD, KZT, IDR, MMK, VND)

	USD		AUD		EUR		KZT		IDR		MMK		VND		KRW equivalent
	USD	KRW	AUD	KRW	EUR	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW	
Assets															
Cash	-	137	-	-			21	59	-	-	163	100	-	-	296
Deposit	-	262	-	-			8,363	23,750	3,679	308	917	563	243,018	12,929	37,812
Loans	-	-	-	-			48,324	137,239	2,698,006	225,553	15,794	9,697	10,263,112	545,998	918,487
Financial assets at FVTPL	23	29,453	-	-			-	-	-	-	-	-	-	-	29,453
Financial assets at FVOCI	23	29,338	-	-			-	-	-	-	-	-	-	-	29,338
Other financial assets	-	-	-	-			876	2,488	54,630	4,567	1,674	1,028	303,684	16,155	24,238
	46	59,190	-	-			57,584	163,536	2,756,315	230,428	18,548	11,388	10,809,814	575,082	1,039,624
Liabilities															
Debentures	(2,006)	(2,586,771)	-	-			-	-	-	-	-	-	(1,000,000)	(53,200)	(2,639,971)
Borrowings	(475)	(613,110)	(4,207)	(38,394)			(46,943)	(133,317)	(1,525,073)	(127,496)	(19,500)	(11,973)	(3,155,000)	(167,846)	(1,092,136)
Other financial liabilities	-	(16)	-	-			(419)	(1,190)	(64,365)	(5,381)	(2,720)	(1,670)	(754,426)	(40,136)	(48,393)
	(2,481)	(3,199,897)	(4,207)	(38,394)			(47,362)	(134,507)	(1,589,438)	(132,877)	(22,220)	(13,643)	(4,909,426)	(261,182)	(3,780,500)
On-balance exposure	(2,435)	(3,140,707)	(4,207)	(38,394)	-	-	10,222	29,029	1,166,877	97,551	(3,672)	(2,255)	5,900,388	313,900	(2,740,876)
Off- balance															
Derivative	2,226	2,870,712	4,200	38,332	231	330,321	-	-	-	-	-	-	-	-	3,239,365
Off-balance derivative exposure	2,226	2,870,712	4,200	38,332	231	330,321	-	-	-	-	-	-	-	-	3,239,365
Net position	(209)	(269,995)	(7)	(62)	231	330,321	10,222	29,029	1,166,877	97,551	(3,672)	(2,255)	5,900,388	313,900	498,489

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

4. **Financial Risk Management (continued)**

(e) Capital risk management

The Group has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Group's objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the company's credit standing.

The Group operates the credit card business under the Specialized Credit Finance Business Act. Accordingly, the Group should obey the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Group to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Group observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and the Group complied with the regulatory requirement for the adjusted equity capital ratio.

5. **Significant Estimates and Judgments**

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions. Management's estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a) Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b) Allowance for doubtful accounts

(i) Individually assessed loan allowance

In assessing individual impairment, it is based on the best estimation of the Group's management about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii) Collectively assessed loan allowance

The Collectively assessed loan allowance is determined using an estimation model based on historical loss experience to measure expected credit losses inherent in the portfolio. Model considers various factors, including product and borrower type, credit rating, outstanding balance by period, significant deterioration in credit rating, expected maturity, and recovery period, to apply probability of default (PD) and loss given default (LGD) for each asset (or asset pool). Certain assumptions have been applied to model measurement of inherent losses and to determine input variables based on past experience and current conditions. Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

5. **Significant Estimates and Judgments (continued)**

(c) Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Group has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Group has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d) Net defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

These assumptions, including the discount rate, are integral to determining the net cost (or gain) of pension benefits. Changes in these assumptions can significantly affect the carrying amount of the defined benefit obligation.

The Group, at each reporting year-end, determines an appropriate discount rate. This rate is the interest rate used to discount the estimated future cash outflows expected to settle the defined benefit obligation. When setting this rate, the Group considers market yields on high-quality corporate bonds that are denominated in the currency of benefit payments and have maturities similar to the duration of the defined benefit obligation.

(e) Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Group has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

6. **Fair Value Measurement of Financial Instruments**

The Group primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or an independent third-party valuation service.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgement, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

6. **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

	Fair value measurement methods
Financial assets at FVTPL	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty's credit risk. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost as estimates of fair value.
Derivative assets Derivative liabilities	In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty's credit risk and discounted by the appropriate rate such as a risk free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.
Financial assets at FVOCI	In case that the market of a financial instrument is active, fair value is established at the closing quoted price at the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair values are not reliably measurable are measured at cost as an estimate of fair value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

   (a) Financial instruments measured at fair value (continued)

   (ii) The fair value measurements classified by fair value hierarchy as of December 31, 2024 and 2023 are summarized as follows:

		2024			
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	510,188	51,070	561,258
Debt securities at FVTPL		398	1,613	20,633	22,644
Equity securities at FVTPL		-	-	22,815	22,815
Derivative financial assets for hedging		-	670,186	-	670,186
Equity securities at FVOCI		-	-	55,695	55,695
Debt securities at FVOCI		288,107	34,728	-	322,835
	₩	288,505	1,216,715	150,213	1,655,433
Financial liabilities		-			
Derivative financial liabilities for hedging	₩	-	6,100	-	6,100

		2023			
		Level 1	Level 2	Level 3	Total
Financial assets					
Beneficiary certificates at FVTPL	₩	-	870,365	43,443	913,808
Debt securities at FVTPL		372	198	15,099	15,669
Equity securities at FVTPL		-	-	21,548	21,548
Derivative financial assets for hedging		-	147,727	-	147,727
Equity securities at FVOCI		-	-	75,407	75,407
Debt securities at FVOCI		281,650	36,922	-	318,572
	₩	282,022	1,055,212	155,497	1,492,731
Financial liabilities					
Derivative financial liabilities for hedging	₩	-	18,978	-	18,978

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

    (a) Financial instruments measured at fair value (continued)

    (iii) Changes in level 3 of the fair value hierarchy

    Changes of fair value measurement in level 3 for the years ended December 31, 2024 and 2023 are as follows:

	2024				
	Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
Balance at January 1, 2024 ₩	43,443	15,099	21,548	75,407	155,497
Net gain on valuation of financial assets at FVTPL (*)	3,985	(909)	(221)	-	2,855
Net changes in the unrealized fair value of FVOCI	-	-	-	(17,912)	(17,912)
Acquisition	9,202	6,563	1,500	200	17,465
Disposal	(5,560)	(120)	(12)	(2,000)	(7,692)
Balance at December 31, 2024 ₩	51,070	20,633	22,815	55,695	150,213

	2023				
	Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total
Balance at January 1, 2023 ₩	10,837	9,924	7,989	72,778	101,528
Net gain on valuation of financial assets at FVTPL (*)	(1,124)	(457)	6,631	-	5,050
Net changes in the unrealized fair value of FVOCI	-	-	-	2,629	2,629
Acquisition	35,325	6,106	8,722	-	50,153
Disposal	(1,595)	(474)	(1,794)	-	(3,863)
Balance at December 31, 2023 ₩	43,443	15,099	21,548	75,407	155,497

(*) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2024 and 2023 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

    (a) Financial instruments measured at fair value (continued)

    (iii) Changes in level 3 of the fair value hierarchy (continued)

		2024	
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	₩	2,855	2,843

		2023	
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	₩	5,050	5,050

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6.   **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value (continued)

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2024 and 2023 are as follows:

		2024			
	Valuation techniques	**Type of financial instruments**		**Carrying amount**	**Significant inputs**
Financial assets at FVTPL:	Net asset value, etc.	Beneficiary certificates	₩	510,188	Interest rate
	Discounted cash flow	Debt certificates	₩	1,613	Discount rate
Derivative assets:	Discounted cash flow	Interest rate swap, Currency swap		670,186	Discount rate, Interest rate, Exchange rate, etc.
Financial assets at FVOCI:	Option model	Debt securities		34,728	Discount rate, Interest rate, etc.
			₩	1,216,715	
Derivative liabilities:	Discounted cash flow	Interest rate swap, Currency swap	₩	6,100	Discount rate, Interest rate, exchange rate, etc.

		2023			
	Valuation techniques	**Type of financial instruments**		**Carrying amount**	**Significant inputs**
Financial assets at FVTPL:	Net asset value, etc.	Beneficiary certificates	₩	870,365	Interest rate
	Discounted cash flow	Debt certificates	₩	198	Discount rate
Derivative assets:	Discounted cash flow	Interest rate swap, Currency swap		147,727	Discount rate, Interest rate, exchange rate, etc.
Financial assets at FVOCI:	Option model	Debt securities		36,922	Discount rate, Interest rate, etc.
			₩	1,055,212	
Derivative liabilities:	Discounted cash flow	Interest rate swap, Currency swap	₩	18,978	Discount rate, Interest rate, exchange rate, etc.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6.   Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(v) Valuation techniques and inputs related to level 3

Information about valuation techniques and inputs in measuring financial instruments categorized as level 3 as of December 31, 2024 and 2023 are as follows:

		2024				
	Valuation techniques	**Type of financial instruments**		**Carrying amount**	**Significant unobservable inputs**	**Range of estimates for unobservable inputs**
Financial assets at FVTPL:	Net asset value, etc.	Beneficiary certificates	₩	51,070	Discount rate. Growth rate, Volatility of Interest rate	6.54%~9.10% 0%, 0.47%~0.73%
		Debt securities		20,633		
		Equity securities		22,815		
Financial assets at FVOCI:	Discounted cash flow, etc.	Equity securities		55,694	Discount rate. Growth rate, Volatility of Beginning Asset	7.31%~14.03%, 0%
			₩	150,212		

		2023				
	Valuation techniques	**Type of financial instruments**		**Carrying amount**	**Significant unobservable inputs**	**Range of estimates for unobservable inputs**
Financial assets at FVTPL:	Net asset value, etc.	Beneficiary certificates	₩	43,443	Discount rate. Growth rate, Volatility of Interest rate	10.21%~16.38% 0% 0.51%~0.86%
		Debt securities		15,099		
		Equity securities		21,548		
Financial assets at FVOCI:	Discounted cash flow, etc.	Equity securities		75,407	Discount rate. Growth rate, Volatility of Beginning Asset	9.95%~17.54%, 0%, 27.84%
			₩	155,497		

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

(a) Financial instruments measured at fair value (continued)

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive.

		2024	
Type of financial instrument		**Favorable change**	**Unfavorable change**
Financial assets at FVTPL (*1) (*2)	₩	121	(73)
Financial assets at FVOCI (*2)	₩	8,953	(5,544)

(*1) Changes in fair value have been assessed by increasing or decreasing 10% of unobservable inputs such as volatility of beginning asset and correlation coefficient.
(*2) Changes in fair value have been assessed by increasing or decreasing unobservable inputs such as growth rate (-1%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

	Fair value measurement methods
Cash and due from banks	Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.
Credit card receivables at amortized cost and others	Fair value of credit card receivables measured at amortized cost and other is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.
Other financial assets	Fair value of other financial assets is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty's credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.
Borrowings	Fair value of borrowings is the present value of expected cash flows discounted by the rate considering market interest rate and the Group's credit ratings.
Debentures	Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group's credit ratings.
Other financial liabilities	Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group's credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6. **Fair Value Measurement of Financial Instruments (continued)**

(b) Financial instruments measured at amortized cost (continued)

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2024 and 2023 are as follows:

		2024				
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total	
Financial assets						
Cash	₩	82	-	-	82	82
Deposits		864,610	-	-	864,610	864,610
Credit card receivables		28,575,286	(39,478)	(1,121,965)	27,413,843	27,887,053
Loans		4,122,000	34,576	(92,451)	4,064,125	4,108,973
Installment assets		3,843,741	25,607	(58,674)	3,810,674	3,834,837
Lease assets		2,014,648	(997)	(34,644)	1,979,007	1,987,864
Other assets		844,607	(2,954)	(31,321)	810,332	810,407
	₩	40,264,974	16,754	(1,339,055)	38,942,673	39,493,826
Financial liabilities						
Borrowings	₩	6,666,998	(116,620)	-	6,550,378	6,531,635
Debentures in won		19,054,000	(12,178)	-	19,041,822	19,251,187
Debentures in foreign currency		5,386,876	(18,824)	-	5,368,052	5,361,515
Other liabilities		3,873,889	(75,728)	-	3,798,161	3,798,857
	₩	34,981,763	(223,350)	-	34,758,413	34,943,194

		2023				
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total	
Financial assets						
Cash	₩	297	-	-	297	297
Deposits		587,226	-	-	587,226	587,226
Credit card receivables		27,766,978	(39,516)	(1,133,369)	26,594,093	27,033,843
Loans		4,546,972	34,561	(104,169)	4,477,364	4,529,990
Installment assets		3,727,074	26,987	(49,556)	3,704,505	3,696,869
Lease assets		1,984,641	(586)	(19,290)	1,964,765	1,960,616
Other assets		1,211,376	(3,510)	(28,131)	1,179,735	1,179,663
	₩	39,824,564	17,936	(1,334,515)	38,507,985	38,988,504
Financial liabilities						
Borrowings	₩	8,207,836	(245,174)	-	7,962,662	7,829,205
Debentures in won		19,030,000	(10,326)	-	19,019,674	18,975,502
Debentures in foreign currency		2,639,971	(8,893)	-	2,631,078	2,616,679
Other liabilities		4,760,480	(80,468)	-	4,680,012	4,673,413
	₩	34,638,287	(344,861)	-	34,293,426	34,094,798

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

6.   **Fair Value Measurement of Financial Instruments (continued)**

(b) Financial instruments measured at amortized cost (continued)

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

		2024			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Cash	₩	82	-	-	82
Deposits		-	864,610	-	864,610
Credit card receivables		-	-	27,887,053	27,887,053
Loans		-	-	4,108,973	4,108,973
Installment assets		-	-	3,834,837	3,834,837
Lease assets		-	-	1,987,864	1,987,864
Other assets		-	-	810,407	810,407
	₩	82	864,610	38,629,134	39,493,826
Financial liabilities:					
Borrowings	₩	-	-	6,531,635	6,531,635
Debentures in won		-	-	19,251,187	19,251,187
Debentures in foreign currency		-	-	5,361,515	5,361,515
Other liabilities		-	-	3,798,857	3,798,857
	₩	-	-	34,943,194	34,943,194

		2023			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Cash	₩	297	-	-	297
Deposits		-	587,226	-	587,226
Credit card receivables		-	-	27,033,843	27,033,843
Loans		-	-	4,529,990	4,529,990
Installment assets		-	-	3,696,869	3,696,869
Lease assets		-	-	1,960,616	1,960,616
Other assets		-	-	1,179,663	1,179,663
	₩	297	587,226	38,400,981	38,988,504
Financial liabilities:					
Borrowings	₩	-	-	7,829,205	7,829,205
Debentures in won		-	-	18,975,502	18,975,502
Debentures in foreign currency		-	-	2,616,679	2,616,679
Other liabilities		-	-	4,673,413	4,673,413
	₩	-	-	34,094,799	34,094,799

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

7. **Categories of Financial Instruments**

(a) The carrying amounts of the categories of financial assets as of December 31, 2024 and 2023 are summarized as follows:

		2024				
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	₩	-	864,692	-	-	864,692
Financial assets at FVTPL		606,717	-	-	-	606,717
Derivative assets		-	-	-	670,186	670,186
Credit card receivables at amortized cost and other (*)		-	37,267,649	-	-	37,267,649
Financial assets at FVOCI		-	-	378,530	-	378,530
Other financial assets		-	810,332	-	-	810,332
	₩	606,717	38,942,673	378,530	670,186	40,598,106

(*) It includes ₩1,979,008 million in financial lease receivables under K-IFRS No. 1116.

		2023				
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	₩	-	587,523	-	-	587,523
Financial assets at FVTPL		951,025	-	-	-	951,025
Derivative assets		-	-	-	147,727	147,727
Credit card receivables at amortized cost and other (*)		-	36,740,727	-	-	36,740,727
Financial assets at FVOCI		-	-	393,979	-	393,979
Other financial assets		-	1,179,735	-	-	1,179,735
	₩	951,025	38,507,985	393,979	147,727	40,000,716

(*) It includes W1,964,765 million in financial lease receivables under K-IFRS No. 1116.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

7. **Categories of Financial Instruments (continued)**

(b) The carrying amounts of the categories of financial liabilities as of December 31, 2024 and 2023 are summarized as follows:

		2024		
		Financial liabilities measured at amortized cost	**Derivative for hedge**	**Total**
Derivative liabilities	₩	-	6,100	6,100
Borrowings		6,550,378	-	6,550,378
Debentures		24,409,874	-	24,409,874
Other financial liabilities (*)		3,798,161	-	3,798,161
	₩	34,758,413	6,100	34,764,513

(*) It includes ₩30,223 million in financial liabilities under K-IFRS No. 1116.

		2023		
		Financial liabilities measured at amortized cost	**Derivative for hedge**	**Total**
Derivative liabilities	₩	-	18,978	18,978
Borrowings		7,962,662	-	7,962,662
Debentures		21,650,752	-	21,650,752
Other financial liabilities (*)		4,680,012	-	4,680,012
	₩	34,293,426	18,978	34,312,404

(*) It includes ₩18,488 million in financial liabilities under K-IFRS No. 1116.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

7. **Categories of Financial Instruments (continued)**

(c) Net gains (losses) of categories of financial instruments for the years ended December 31, 2024 and 2023 are as follows:

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
						2024				
Financial assets										
Financial assets at FVTPL	₩	85	-	-	-	433	-	24,795	25,313	-
Financial assets at amortized cost (*)		2,974,110	-	2,073,548	(1,305,206)	-	(936,937)	174,497	2,980,012	-
Financial assets at FVOCI		10,039	-	-	-	240	(153)	-	10,126	(8,319)
Derivative for hedge		-	-	-	-	-	-	577,818	577,818	(18,379)
		`	-	2,073,548	(1,305,206)	673	(937,090)	777,110	3,593,269	(26,698)
Financial liabilities										
Financial liabilities at amortized cost (*)		-	(1,053,063)	-	-	-	-	-	(1,053,063)	-
	₩	2,984,234	(1,053,063)	2,073,548	(1,305,206)	673	(937,090)	777,110	2,540,206	(26,698)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with K-IFRS No. 1116 'Leases'

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

7. **Categories of Financial Instruments (continued)**

(c) Net gains (losses) of categories of financial instruments for the years ended December 31, 2024 and 2023 are as follows: (continued)

		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
						2023				
Financial assets										
Financial assets at FVTPL	₩	1,102	-	-	-	274	-	22,428	25,313	-
Financial assets at amortized cost (*)		2,829,896	-	2,070,601	(1,275,360)	-	(889,762)	116,701	2,980,012	-
Financial assets at FVOCI		9,693	-	-	-	337	(34)	-	9,996	12,833
Derivative for hedge		-	-	-	-	-	-	69,041	69,041	(26,712)
		2,840,691	-	2,070,601	(1,275,360)	611	(889,796)	208,170	2,954,917	(13,879)
Financial liabilities										
Financial liabilities at amortized cost (*)		-	(945,393)	-	-	-	-	-	(945,393)	-
	₩	2,840,691	(945,393)	2,070,601	(1,275,360)	611	(889,796)	208,170	2,010,470	(13,879)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with K-IFRS No. 1116 'Leases'

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

7. Categories of Financial Instrument (continued)

(d) The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2024 and 2023 are as follows:

		2024			2023		
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount
Financial assets at amortized cost	₩	66,399	(24,595)	41,804	51,771	(10,851)	40,920
Financial liabilities at amortized cost		4,029	(580,569)	(576,540)	4,050	(85,208)	(81,158)
	₩	70,428	(605,164)	(534,736)	55,821	(96,059)	(40,238)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

8. **Offsetting Financial Assets and Financial Liabilities**

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023 are as follows:

		2024					
		Gross amounts recognized	**Gross amounts recognized for offsetting**	**Net amounts of financial instruments**	**Amounts not subject to offsetting**		**Net amount**
					Financial instruments	**Cash collateral received**	
Financial assets:							
Derivatives	₩	670,186	-	670,186	6,100	-	664,087
Repurchase agreements (*)		490,000		490,000	490,000	-	-
Receivable spot exchange		-	-	-	-	-	-
Financial liabilities:							
Derivatives		6,100	-	6,100	6,100	-	-

(*) The amounts not subject to offsetting are securities that are received as collaterals for repurchase agreements.

		2023					
		Gross amounts recognized	**Gross amounts recognized for offsetting**	**Net amounts of financial instruments**	**Amounts not subject to offsetting**		**Net amount**
					Financial instruments	**Cash collateral received**	
Financial assets:							
Derivatives	₩	147,727	-	147,727	137	-	147,590
Repurchase agreements (*)		719,990		719,990	719,990	-	-
Receivable spot exchange		-	-	-	-	-	-
Financial liabilities:							
Derivatives		18,978	-	18,978	137	-	18,841

(*) The amounts not subject to offsetting are securities that are received as collaterals for repurchase agreements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

9. **Operating Segments**

The Group has a single reportable segment.

(a) Details of revenues by financial service type for the years ended December 31, 2024 and 2023 are as follows:

		2024				
		Credit card	Installment finance	Lease (*)	Others	Total
Interest incomes	₩	2,236,689	225,950	117,681	403,914	2,984,234
Fee and commission income		1,337,152	15,855	651,655	68,886	2,073,548
Other income		171,378	172	241	943,533	1,115,324

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under K-IFRS No. 1116.

		2023				
		Credit card	Installment finance	Lease (*)	Others	Total
Interest incomes	₩	2,141,284	203,914	104,665	390,828	2,840,691
Fee and commission income		1,394,564	18,096	600,268	57,673	2,070,601
Other income		113,849	248	182	353,039	467,318

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities under K-IFRS No. 1116.

(b) Revenues from external customers for the years ended December 31, 2024 and 2023 are all attributed to the Republic of Korea, where the Group is domiciled.

(c) There is no single external customer with revenues amount to 10 percent or more of the Group's revenues for the years ended December 31, 2024 and 2023.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

10. **Cash and Due from Banks**

(a) Details of cash and due from banks as of December 31, 2024 and 2023 are as follows

		2024	2023
Cash	₩	82	297
Deposits in won:			
Deposits on demand		567,098	364,217
Current deposits		394	81,840
Foreign currency deposits		32,219	36,899
Time deposits		206,345	56,546
Deposit for checking accounts		31	31
Deposits on demand of SPC		57,854	46,766
Deposits on foreign currency reserve		155	911
Installment payment		514	6
Others		-	10
	₩	864,692	587,523

(b) Restricted due from banks as of December 31, 2024 and 2023 are as follows:

		2024	2023	Restrictions
Time deposits:				
Shinhan Bank	₩	5	5	Pledged as collateral for cash advances
		341	341	Performance guarantee deposit
Other deposits:		346	346	
	₩	31	31	Deposit for checking accounts
Woori Bank and others		57,854	46,766	Deposits on demand of SPC
		155	911	Deposits on foreign currency reserve
		13	6	Establishment of a pledge right
		58,053	47,714	
	₩	58,399	48,060	

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

11. **Financial Assets at FVTPL**

(a) Details of financial assets at FVTPL as of December 31, 2024 and 2023 are as follows and no financial assets are designated as at FVTPL.

		2024	2023
Beneficiary certificates	₩	561,258	913,808
Debt securities		22,644	15,669
Equity securities		22,815	21,548
	₩	606,717	951,025

(b) Details of gain or loss on financial assets at FVTPL for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Gain on valuation	₩	4,674	7,266
Loss on valuation		(1,604)	(1,812)
Gain on disposal		15,477	10,358
Loss on disposal		(1)	(322)
Other income		6,249	6,938
	₩	24,795	22,428

(c) Details of dividend income on financial assets at FVTPL for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Dividend income recognized in assets held at the end of the reporting period			
Equity securities	₩	433	274
	₩	433	274

63

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

12. **Derivatives**

(a) Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2024 and 2023 are as follows:

		2024			2023		
		Notional amounts	Fair value		Notional amounts	Fair value	
			Assets	Liabilities		Assets	Liabilities
Currency forwarding	₩	44,956	2,087	-	93,194	37	-
Currency swap		6,048,376	662,321	1,173	3,141,213	134,542	18,749
Interest rate swap		645,700	5,778	4,927	405,700	13,148	229
	₩	6,739,032	670,186	6,100	3,640,107	147,727	18,978

(b) Gains (losses) on derivatives

Gains (losses) on derivatives for the years ended December 31, 2024 and 2023 are as follows:

		2024		2023	
		Gain (loss) on valuation	Gain (loss) on sale	Gain (loss) on valuation	Gain (loss) on sale
Fair value hedges:					
Currency forwards	₩	1,411	(4,565)	33	435
Cash flow hedges:					
Currency swaps		559,431	22,108	65,140	5,008
Interest rate swaps		(347)	(220)	272	(1,846)
	₩	560,495	17,323	65,445	3,597

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

12. **Derivatives (continued)**

(c) Gain or Losses on Hedge accounting

Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in profit or loss and other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

		2024		
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:				
Interest rate risk	₩	(11,501)	(347)	(220)
Foreign exchange risk		(13,581)	(4,259)	582,644
	₩	(25,082)	(4,606)	582,424

		2023		
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:				
Interest rate risk	₩	(17,105)	272	(1,846)
Foreign exchange risk		(19,250)	(1,185)	71,331
	₩	(36,355)	(913)	69,485

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

12. **Derivatives (continued)**

(d) Hedging

i) Purpose and strategy of risk avoidance

The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies the cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2024 and 2023 are as follows:

-		2024						
		Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Cash flow hedges :								
Currency forwarding (*1)	₩	44,956	-	-	-	-	-	44,956
Currency swap (*2)		1,220,100	1,425,900	2,019,405	941,971	441,000	-	6,048,376
Interest rate swap		-	25,700	-	320,000	300,000	-	645,700
		1,265,056	1,451,600	2,019,405	1,261,971	741,000	-	6,739,032
Average hedge ratio:		100%	100%	100%	100%	100%	-	100%
Average price condition -interest rate :		-	3.57%	-	2.94%	2.47%	-	2.75%

(*1) The average exchange rates conditions of Currency forwarding are USD/KRW 1,333.15.

(*2) The average exchange rates conditions of Currency swap are USD/KRW 1,261.98, SGD/KRW 914.88, EUR/KRW 1,420.57

		2023						
		Within 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Cash flow hedges :								
Currency forwarding(*1)	₩	93,194	-	-	-	-	-	93,194
Currency swap (*2)		141,834	928,368	1,224,930	515,760	330,321	-	3,141,213
Interest rate swap		180,000	-	25,700	-	-	200,000	405,700
		415,028	928,368	1,250,630	515,760	330,321	200,000	3,640,107
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Average price condition-interest rate :		1.10%	-	4.00%	-	4.11%	2.52%	3.50%

(*1) The average exchange rates conditions of Currency forwarding are USD/KRW 1,322.76, JPY/KRW 9.78.

(*2) The average exchange rates conditions of Currency swap are USD/KRW 1,209.23, EUR/KRW 1,379.86.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income.

ⓐ The effect that hedge instruments have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2024 and 2023 are as follows:

		2024			
		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge					
Interest rate swap		645,700	5,778	4,927	(7,335)
Currency forwarding		44,956	2,087	-	32,866
Currency swap		6,048,376	662,322	1,173	575,735
	₩	6,739,032	670,187	6,100	601,266

		2023			
		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge					
Interest rate swap		405,700	13,148	229	(10,962)
Currency forwarding		93,194	37	-	37
Currency swap		3,141,213	134,542	18,749	28,640
	₩	3,640,107	147,727	18,978	17,715

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
 For the years ended December 31, 2024 and 2023
(In millions of won)

12. **Derivatives (continued)**

(d) Hedging (continued)

iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income. (continued)

ⓑ The effect that hedged items have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2024 and 2023 are as follows:

		2024		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Borrowings and debentures in won	₩	645,478	(7,660)	891
Borrowings and debentures in foreign currency		5,911,953	604,754	(76,828)
	₩	6,557,431	597,094	(75,937)

		2023		
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge				
Borrowings and debentures in won	₩	405,484	(11,240)	12,391
Borrowings and debentures in foreign currency		2,989,291	27,482	(63,247)
	₩	3,394,776	16,242	(50,856)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

12. **Derivatives (continued)**

(d) Hedging (continued)

iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2024 and 2023 are as follows:

		2024	**2023**
Recognized in other comprehensive income	₩	557,342	33,131
Reclassified from equity to profit or loss		(582,424)	(69,485)
Deferred tax effect		6,703	9,642
Changes in accumulated other comprehensive income(loss), net	₩	(18,379)	(26,712)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

13. **Credit Card Receivables at Amortized Cost and Other**

(a) Details of credit card receivables at amortized cost and other as of December 31, 2024 and 2023 are as follows:

		2024	2023
Credit card receivables:			
Lump-sum purchases	₩	8,814,274	8,324,527
Installment purchases		7,318,895	7,121,696
Cash advances		1,499,719	1,508,451
Revolving cash advances		68,597	75,853
Revolving purchases		2,454,072	2,610,681
Card loans		8,081,786	7,753,542
Restructured loans		337,943	372,228
Less: Allowance for doubtful accounts		(1,121,965)	(1,133,369)
Present value discount account		(20,822)	(14,577)
Deferred loan origination fees		(18,656)	(24,939)
		27,413,843	26,594,093
Loans:			
General loans		3,494,085	3,643,142
Bonds purchased under repurchase agreements		490,000	719,990
Factoring receivables		137,562	183,448
Others		353	392
Less: Allowance for doubtful accounts		(92,451)	(104,169)
Add : Present value premium		-	22
Add: Deferred loan origination costs		34,576	34,539
		4,064,125	4,477,364
Installment financing assets:			
Installment for cars		3,794,088	3,697,802
Installment for others		49,654	29,272
Less: Allowance for doubtful accounts		(58,674)	(49,556)
Less: Present value discount account		(2)	(28)
Add: Deferred loan origination costs		25,607	27,015
		3,810,673	3,704,505
Lease assets:			
Financing lease receivables		2,014,394	1,984,430
Cancelled financing lease receivables		255	211
Less: Allowance for doubtful accounts		(34,644)	(19,290)
Add : Present value premium		19	110
Less: Deferred loan origination fees		(1,016)	(696)
		1,979,008	1,964,765
	₩	37,267,649	36,740,727

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(b) Changes in the gross carrying amount of credit card receivables at amortized cost and other for the years ended December 31, 2024 and 2023 are as follows:

		2024			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	32,592,820	4,721,489	732,801	38,047,110
Reclassified to 12 month expected credit losses		568,351	(566,959)	(1,392)	-
Reclassified to lifetime expected credit losses		(1,373,367)	1,376,565	(3,198)	-
Reclassified to credit-impaired financial assets		(177,535)	(65,882)	243,417	-
Executed (collected)		1,969,448	(1,235,726)	1,006,973	1,740,695
Write-offs		-	-	(828,230)	(828,230)
Sales		-	-	(384,192)	(384,192)
Ending balance		33,579,717	4,229,487	766,179	38,575,383
Allowance for doubtful accounts		(322,880)	(460,278)	(524,576)	(1,307,734)
Net carrying amount	₩	33,256,837	3,769,209	241,603	37,267,649

		2023			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	32,652,612	4,817,508	566,824	38,036,944
Reclassified to 12 month expected credit losses		564,837	(559,815)	(5,022)	-
Reclassified to lifetime expected credit losses		(1,376,736)	1,379,062	(2,326)	-
Reclassified to credit-impaired financial assets		(119,036)	(65,562)	184,598	-
Executed (collected)		871,143	(849,703)	966,580	988,020
Write-offs		-	-	(977,853)	(977,853)
Ending balance		32,592,820	4,721,489	732,801	38,047,110
Allowance for doubtful accounts		(297,202)	(499,418)	(509,763)	(1,306,383)
Net carrying amount	₩	32,295,618	4,222,071	223,038	36,740,727

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(c) Changes in allowance for credit card receivables at amortized cost and other for the years ended December 31, 2024 and 2023 are as follows:

Classification (*)		2024			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	297,202	499,418	509,763	1,306,383
Reclassified to 12 month expected credit losses		30,355	(30,129)	(226)	-
Reclassified to lifetime expected credit losses		(29,563)	30,509	(946)	-
Reclassified to credit-impaired financial assets		(10,342)	(7,313)	17,655	-
Provision (*)		35,228	(32,207)	1,097,065	1,100,086
Write-offs		-	-	(828,230)	(828,230)
Sales		-	-	(276,687)	(276,687)
Unwinding effect		-	-	6,182	6,182
Ending balance	₩	322,880	460,278	524,576	1,307,734

(*) Provision has been increased in response to the future economic recession. The Group recognized additional provision amounting to ₩53,318 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2024.

Classification (*)		2023			
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	₩	281,434	511,576	412,767	1,205,777
Reclassified to 12 month expected credit losses		28,692	(28,631)	(61)	-
Reclassified to lifetime expected credit losses		(26,975)	28,033	(1,058)	-
Reclassified to credit-impaired financial assets		(6,431)	(14,525)	20,956	-
Provision (*)		20,482	2,965	1,047,668	1,071,115
Write-offs		-	-	(977,853)	(977,853)
Unwinding effect		-	-	7,344	7,344
Ending balance	₩	297,202	499,418	509,763	1,306,383

(*) Provision has been increased in response to the future economic recession. The Group recognized additional provision amounting to ₩58,866 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2023.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2024 and 2023 are as follows:

		2024		
		Total investment	**Unrealized interest income**	**Present value of minimum lease payment**
Less than one year	₩	638,624	116,175	522,449
One year to two years		580,992	75,359	505,633
Two year to three years		520,284	36,203	484,081
Three year to four years		305,670	13,301	292,369
Four year to five years		217,104	10,347	206,757
More than five years		3,389	11	3,378
	₩	2,266,063	251,396	2,014,667

		2023		
		Total investment	**Unrealized interest income**	**Present value of minimum lease payment**
Less than one year	₩	857,925	93,500	764,425
One year to two years		439,884	28,045	411,839
Two year to three years		359,653	19,190	340,463
Three year to four years		324,092	6,141	317,951
Four year to five years		155,536	6,398	149,138
More than five years		938	3	935
	₩	2,138,028	153,277	1,984,751

(e) Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Beginning balance	₩	35,919	57,756
New occurrence of deferred loan origination fees		28,332	18,078
Amortization		(25,743)	(39,903)
Others		2,003	(12)
Ending balance	₩	40,511	35,919

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

14. **Lease Assets**

(a) Details of lease assets as of December 31, 2024 and 2023 are as follows:

		2024			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	3,038,379	1,892	8,396	3,048,667
Accumulated depreciation		(914,674)	(134)	-	(914,808)
Carrying amount	₩	2,123,705	1,758	8,396	2,133,859

		2023			
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	₩	2,886,196	1,782	3,878	2,891,856
Accumulated depreciation		(808,974)	(121)	-	(809,095)
Carrying amount	₩	2,077,222	1,661	3,878	2,082,761

(b) Future minimum lease payments as lessor under lease assets as of December 31, 2024 and 2023 are as follows:

		2024	2023
Less than one year	₩	584,170	575,487
One year to two years		453,784	459,930
Two year to three years		312,353	320,318
Three year to four years		168,182	177,796
Four year to five years		52,539	55,452
Over five years		329	452
	₩	1,571,357	1,589,435

(c) Changes in operating lease assets for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Beginning balance	₩	2,077,221	1,930,652
Acquisition		740,721	762,996
Disposal		(228,320)	(171,191)
Reclassification		(80)	(76)
Depreciation		(465,837)	(445,160)
Ending balance	₩	2,123,705	2,077,221

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

15. **Right-to-use Asset and Lease Liabilities**

(a) Changes in right-of-use assets included in property and equipment for the years ended December 31, 2024 and 2023, are as follows:

		2024		2023	
		Buildings	**Others**	**Buildings**	**Others**
Beginning balance	₩	20,314	49	27,291	170
Acquisition		39,922	-	26,609	-
Disposal		(9,729)	-	(14,018)	(2)
Depreciation		(18,682)	(49)	(19,158)	(123)
Others		53	-	(410)	4
Ending balance	₩	31,878	-	20,314	49

(b) Changes in lease liabilities included in other liabilities for the years ended December 31, 2024 and 2023, are as follows:

		2024		2023	
		Buildings	**Others**	**Buildings**	**Others**
Beginning balance	₩	18,452	36	25,493	161
Acquisition		37,313	-	21,323	-
Payments		(16,414)	(36)	(15,266)	(129)
Termination		(8,956)	-	(14,359)	-
Interest expense		1,257	-	1,160	4
Others		(1,429)	-	101	-
Ending balance	₩	30,223	-	18,452	36

(c) Details of maturity of lease liabilities as of December 31, 2024 and 2023 are as follows:

		2024						
Classification		**Less than 1 month**	**1~3 months**	**3~6 months**	**6 months ~ 1 year**	**1~5 years**	**Over 5 years**	**Total**
Buildings (*)	₩	1,636	2,316	2,870	4,944	14,928	7,066	33,760

(*) The amounts are before deduction of Present Value Discounts.

		2023						
Classification		**Less than 1 month**	**1~3 months**	**3~6 months**	**6 months ~ 1 year**	**1~5 years**	**Over 5 years**	**Total**
Buildings	₩	1,363	2,140	2,688	4,645	8,345	10	19,191
Others		11	21	22	-	-	-	54
Total(*)	₩	1,374	2,161	2,710	4,645	8,345	10	19,245

(*) The amounts are before deduction of Present Value Discounts.

(d) The amount of payments for leases of low-value assets are ₩1,073 million and ₩1,230 million for the years ended December 31, 2024 and 2023, respectively. There are no payments on short-term leases for the years ended December 31, 2024 and 2023.

(e) The amount of total cash outflow from leases recognized on the consolidated statements of cash flows are ₩17,524 million and ₩16,625 million, and the amount recognized as interest expenses are ₩1,257 million and ₩1,164 million for the years ended December 31, 2024 and 2023, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

16. **Financial Assets at FVOCI**

(a) Details of financial assets at FVOCI as of December 31, 2024 and 2023 are as follows:

		2024	2023
Financial Assets at FVOCI	₩	378,530	393,979

(b) The fair value of Financial assets at FVOCI investing in equity instruments as of December 31, 2024 and 2023 are as follows:

		2024	2023
Debt securities:			
Government bonds	₩	288,107	281,650
Corporation bonds and others		34,728	36,922
Equity securities (*):			
Debt securities		55,695	75,407
	₩	378,530	393,979

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Group strategic purposes.

(c) Details of dividend income of financial assets at FVOCI for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Dividend income recognized in assets held at the end of the reporting period:			
Equity securities	₩	240	337

(d) Changes of financial assets at FVOCI for the years ended December 31, 2024 and 2023 are as follows:

		2024		2023	
		Debt securities	Equity securities	Debt securities	Equity securities
Beginning balance	₩	318,572	75,407	302,693	72,778
Acquisition		16,100	200	-	-
Disposal		(18,908)	(2,000)	-	-
Changes in fair value (other comprehensive income)		6,072	(17,912)	14,794	2,629
Changes in fair value (profit or loss)		999	-	1,085	-
Ending balance	₩	322,835	55,695	318,572	75,407

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

16. Financial Assets at FVOCI (continued)

(e) Changes in carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

		2024		
		12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	318,572	-	318,572
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		16,100	-	16,100
Disposal		(18,908)		(18,908)
Others (*)		7,071	-	7,071
Ending balance	₩	322,835	-	322,835

(*) Included the effects from amortization and fair value adjustments

		2023		
		12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	302,693	-	302,693
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		-	-	-
Others (*)		15,879	-	15,879
Ending balance	₩	318,572	-	318,572

(*) Included the effects from amortization and fair value adjustments

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

16. **Financial Assets at FVOCI (continued)**

(f) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

		2024		
		12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	132	-	132
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provisions		153	-	153
Ending balance	₩	285	-	285

		2023		
		12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	₩	98	-	98
Reclassified to 12-month expected credit losses		-	-	-
Reclassified to lifetime expected credit losses		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provisions		34	-	34
Ending balance	₩	132	-	132

(g) The details of disposal of equity securities designated at fair value through other comprehensive income for the years ended December 31, 2024 are as follows:

		December 31, 2024
		Stocks acquired by investment conversion
Fair value at the date of disposal	₩	2,000
Cumulative net gain (loss) at the time of disposal		1,500

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

17. **Property and Equipment**

(a) Details of property and equipment as of December 31, 2024 and 2023 are as follows:

		2024			
		Land	Buildings	Others	Right-of-use assets	Total
Acquisition cost	₩	432,770	87,034	427,148	82,888	1,029,840
Accumulated depreciation		-	(12,287)	(320,827)	(51,010)	(384,124)
Ending balance	₩	432,770	74,747	106,321	31,878	645,716

		2023			
		Land	Buildings	Others	Right-of-use assets	Total
Acquisition cost	₩	432,770	87,034	400,839	56,180	976,823
Accumulated depreciation		-	(10,011)	(292,302)	(35,816)	(338,129)
Ending balance	₩	432,770	77,023	108,537	20,364	638,694

(b) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

		2024			
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	₩	432,770	77,023	108,538	20,364	638,695
Acquisition		-	-	33,013	39,922	72,936
Disposal		-	-	(1,150)	(9,729)	(10,879)
Reclassification		-	-	2,401		2,401
Depreciation		-	(2,276)	(37,929)	(18,732)	(58,938)
Others				1,448	53	1,502
Ending balance	₩	432,770	74,747	106,321	31,878	645,717

		2023			
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	₩	432,770	81,581	104,743	27,461	646,555
Business combination		-	-	-	-	-
Acquisition		-	-	32,022	26,609	58,631
Disposal		-	-	(682)	(14,016)	(14,698)
Reclassification			(2,231)	2,466	-	235
Depreciation			(2,327)	(31,467)	(19,280)	(53,074)
Others		-	-	1,455	(410)	1,045
Ending balance	₩	432,770	77,023	108,537	20,364	638,694

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

17. Property and Equipment (Continued)

(c) Insured assets

Details of insured assets as of December 31, 2024 are as follows:

Type of insurance	Assets covered	Insurance company	Amount covered
Property all risks policy	Buildings, etc.	Hyundai Marine & Fire Insurance ₩ Co, Ltd.	114,528
Business interruption policy			31,749
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.	67,221
Fire insurance policy	Buildings, etc.	Hanwha General Insurance Co., Ltd	19,883

In addition, the Group maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18. Intangible Assets

(a) Details of intangible assets as of December 31, 2024 and 2023, are as follows:

		2024				
		Club memberships	Development cost	Goodwill	Others	Total
Acquisition cost	₩	17,320	182,174	128,271	52,864	380,629
Accumulated amortization		-	(107,807)	-	(43,153)	(150,960)
Impairment losses		(905)	(336)	-	-	(1,241)
Ending balance	₩	16,415	74,031	128,271	9,711	228,428

		2023				
		Club memberships	Development cost	Goodwill	Others	Total
Acquisition cost	₩	18,431	161,256	118,267	48,355	346,309
Accumulated amortization		-	(84,320)	-	(40,067)	(124,387)
Impairment losses		(905)	(336)	-	-	(1,241)
Ending balance	₩	17,526	76,600	118,267	8,288	220,681

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

18. Intangible Assets (continued)

(b) Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows, and amortization is included in general administrative expenses.

		2024				
		Club memberships	**Development cost**	**Goodwill**	**Others**	**Total**
Beginning balance	₩	17,526	76,632	118,267	8,289	220,714
Acquisition		1,372	23,908	-	2,786	28,066
Disposal		(1,483)	-	-	-	(1,483)
Reclassification		(1,000)	(3,420)	-	946	(3,474)
Amortization		-	(23,519)	-	(3,086)	(26,605)
Others		-	430	10,004	776	11,210
Ending balance	₩	16,415	74,031	128,271	9,711	228,428

		2023				
		Club memberships	**Development cost**	**Goodwill**	**Others**	**Total**
Beginning balance	₩	16,832	71,475	119,379	6,399	214,085
Acquisition		1,480	28,505	-	1,608	31,593
Disposal		(786)	(599)	-	-	(1,385)
Reclassification			(5,291)	-	2,876	(2,415)
Amortization			(18,311)	-	(1,940)	(20,251)
Impairment losses		(2)	-	-	-	(2)
Reversal of impairment losses		2	-	-	-	2
Others		-	853	(1,112)	(654)	(913)
Ending balance	₩	17,526	76,632	118,267	8,289	220,714

(c) Goodwill

(i) Details of goodwill distributed to each cash-generating unit as of December 31, 2024 and 2023 are as follows:

		2024	**2023**
Shinhan Vietnam Finance Co., Ltd.	₩	128,271	118,267

(ii) Impairment testing

The recoverable amount of all cash-generating units required for impairment testing was based on value in use. When assessing recoverable amount based on value in use, DCF was applied among traditional approaches, taking into account the characteristics of financial institutions.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

18. Intangible Assets (continued)

(c) Goodwill (continued)

(i) Evaluation base date and forecast period

The evaluation base date for evaluating recoverable amount is June 30, 2024. When evaluating the value of use, the forecast period was 5.5 years (July 2024 to December 2029) considering the synergy effect after the acquisition, and the value after the forecast period was reflected using permanent value.

(ii) Key Assumptions

The expected future cash flows of the cash-generating unit considered the growth rate of the Consumer Price Index (CPI), market size and share of the Group, and the main financial assumptions applied during the forecast period is as follows:

		The growth of net interest income	The growth of net fee income	The growth of General Administrative Expenses	The growth of net income
Shinhan Vietnam Finance Co., Ltd.	%	7.98	9.15	4.87	36.03

The discount rate was applied by calculating the shareholder's required return and equity cost, and the equity cost was calculated using the Group's systematic risk in the market risk premium paid in return for the risk along with the risk-free interest rate. The permanent growth rate was estimated based on the inflation rate and did not exceed the expected long-term average growth rate of the relevant industry report.

(ii) Key Assumptions

		The discount rates	The permanent growth rate
Shinhan Vietnam Finance Co., Ltd.	%	13.60	2

(iii) Recoverable amount and Carrying amount

The recoverable amount and the carrying amount of the cash-generating unit holding goodwill as of the valuation basis date is as follows:

		Shinhan Vietnam Finance Co., Ltd.
Recoverable amount	₩	269,845
Carrying amount		257,643
		12,202

The assessment of impairment on the goodwill reveals that the book value of the cash-generating unit to which the goodwill are allocated is not expected to exceed the recoverable amount.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

19. **Investments in associates**

(a) Details of investments in associates as of December 31, 2024 and 2023 are as follows:

Name of associates	Location	Closing month	Ownership	
			December 31, 2024	December 31, 2023
Wave Technology	Korea	December	49.00%	49.00%
One Shinhan Connect Fund 1	Korea	December	30.00%	30.00%
One Shinhan Connect Fund 2	Korea	December	25.00%	25.00%
Shinhan hyper connect venture fund 1	Korea	December	25.00%	25.00%

(b) Changes in investments in associates for the years ended December 31, 2024 and 2023 are as follows:

2024

Name of associates		Acquisition cost	Beginning balance	Acquisition	Disposal	Share of profit (loss) of associates	Ending balance
Wave Technology	₩	500	482	-	-	42	524
One Shinhan Connect Fund 1		70,729	75,054	-	-	(1,612)	73,442
One Shinhan Connect Fund 2		6,653	5,856	-	-	(1,860)	3,996
Shinhan hyper connect venture fund 1		24,900	11,064	13,500	-	(623)	23,941
		102,782	92,456	13,500	-	(4,053)	101,903

2023

Name of associates		Acquisition cost	Beginning balance	Acquisition	Disposal (*)	Share of profit (loss) of associates	Ending balance
Wave Technology	₩	500	445	-	-	37	482
One Shinhan Connect Fund 1 (*)		70,729	77,509	-	(208)	(2,247)	75,054
One Shinhan Connect Fund 2 (*)		6,653	10,738	-	(4,598)	(284)	5,856
Shinhan hyper connect venture fund 1		11,400	-	11,400	-	(336)	11,064
		89,282	88,692	11,400	(4,806)	(2,830)	92,456

(*) This is the amount of principal distribution received from One Shinhan Connect Fund 1 and 2 for the year ended December 31, 2023.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

19. Investments in associates (continued)

(c) Condensed financial statements of associates for the years ended December 31, 2024 and 2023 are as follows:

Name of associates		Total assets	Total liabilities	Total equity	Net income (loss) for the year	Total comprehensive income (loss)
		2024				
Wave Technology	₩	550	2	548	85	85
One Shinhan Connect Fund 1		244,820	13	244,807	(5,374)	(5,374)
One Shinhan Connect Fund 2		15,984	3	15,981	(7,441)	(7,441)
Shinhan hyper connect venture fund 1		95,767	1	95,766	(2,491)	(2,491)

Name of associates		Total assets	Total liabilities	Total equity	Net income (loss) for the year	Total comprehensive income (loss)
		2023				
Wave Technology	₩	486	24	462	75	75
One Shinhan Connect Fund 1		250,194	13	250,181	(7,490)	(7,490)
One Shinhan Connect Fund 2		23,425	3	23,422	(1,141)	(1,141)
Shinhan hyper connect venture fund 1		44,936	679	44,257	(1,343)	(1,343)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2023 are as follows:

Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other (*)	Carrying amount
		2024					
Wave Technology	₩	548	49%	268	-	256	524
One Shinhan Connect Fund 1		244,807	30%	73,442	-	-	73,442
One Shinhan Connect Fund 2		15,981	25%	3,996	-	-	3,996
Shinhan hyper connect venture fund 1		95,766	25%	23,941	-	-	23,941

(*) Other represents the adjustments of fair value when acquired.

Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other (*)	Carrying amount
		2023					
Wave Technology	₩	462	49%	227	-	255	482
One Shinhan Connect Fund 1		250,181	30%	75,054	-	-	75,054
One Shinhan Connect Fund 2		23,422	25%	5,856	-	-	5,856
Shinhan hyper connect venture fund 1		44,257	25%	11,064	-	-	11,064

(*) Other represents the adjustments of fair value when acquired.

(e) There is no unrecognized equity loss amount and no cumulative unrecognized equity loss amount as a result of discontinuing the use of the equity method.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

20. **Investment Properties**

(a) Investment properties as of December 31, 2024 and 2023 are as follows:

		2024	2023
Acquisition cost	₩	51,225	51,225
Accumulated depreciation		(5,583)	(4,282)
Ending balance	₩	45,642	46,943

(b) Changes in investment properties for the years ended December 31, 2024 and 2023 are as follows:

Building:		2024	2023
Beginning balance	₩	46,943	45,959
Reclassification		-	2,231
Amortization		(1,301)	(1,247)
Ending balance	₩	45,642	46,943

(c) Rental revenue from operating leases arising from investment property during the years ended December 31, 2024 and 2023 are ₩ 16,466 million and ₩12,129 million, and management expenses directly related to investment property (including maintenance costs) are ₩4,670 million and ₩ 5,013 million.

(d) As of December 31, 2024 and 2023, the fair value of the investment property are ₩61,230 million and ₩ 63,604 million, and the fair value assessment corresponds to Level 3 in the fair value hierarchy, as it reflects recent market transaction prices based on conditions from independent third-party transactions and incorporates significant unobservable input variables not observable in the market.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

21. **Other Assets**

(a) Details of other assets as of December 31, 2024 and 2023 are as follows:

		2024	2023
Security deposits paid	₩	84,052	88,179
Present value discount account		(2,954)	(3,510)
Accounts receivable		399,850	800,083
Allowance for doubtful accounts		(12,302)	(12,541)
Accrued income		357,069	321,593
Allowance for doubtful accounts		(19,019)	(15,590)
Advance payments		151,212	119,521
Prepaid expenses		73,357	51,247
Others (*)		26,214	14,121
	₩	1,057,479	1,363,103

(*) Includes reinsurance asset of ₩2,470 million and ₩3,194 million as of December 31, 2024 and 2023, which are classified in accordance with K-IFRS No. 1117.

(b) Changes in allowance for other assets for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Beginning balance	₩	28,131	18,498
Provision		44,719	35,713
Write-offs		(41,529)	(26,080)
Ending balance	₩	31,321	28,131

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

22. **Borrowings**

Details of borrowings as of December 31, 2024 and 2023 are as follows

	Interest rate (%)		2024	Interest rate (%)		2023
Borrowings denominated in Korean won:						
Others	1.46~5.22	₩	5,321,900	1.41~5.27	₩	7,115,700
Discount on debt securities issued		₩	(116,620)			(245,174)
			5,205,280			6,870,526
Borrowings denominated in foreign currencies:						
Others	1.53~16.75		1,345,098	1.20~17.75		1,092,136
		₩	6,550,378		₩	7,962,662

23. **Debentures**

Details of debentures as of December 31, 2024 and 2023 are as follows:

	Interest rate (%)		2024	Interest rate (%)		2023
Debt securities issued in Korean won:						
Debt securities issued	1.38~6.54	₩	19,054,000	1.16~6.54	₩	19,030,000
Discount on debt securities issued			(12,178)			(10,327)
			19,041,822			19,019,673
Debt securities issued in foreign currencies:						
Debt securities issued	1.11~5.02		5,386,876	1.11~6.95		2,639,971
Discount on debt securities issued			(18,824)			(8,892)
			5,368,052			2,631,079
		₩	24,409,874		₩	21,650,752

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

24. **Defined benefit obligations**

The Group operates defined benefit pension plans. The level of benefits provided depends on employees' length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a) Defined benefit plan assets and liabilities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Present value of defined benefit obligations	₩	343,553	323,670
Fair value of plan assets (*1)		(348,391)	(326,754)
Net defined benefit liabilities (assets) (*2)	₩	(4,838)	(3,084)

(*1) The fair value of plan assets as of December 31, 2024 and 2023 includes the existing contribution to National Pension Plan of ₩244 million and ₩280 million.
(*2) As of the end of the current period, ₩4,838 million in assets recognition under the defined benefit plan ₩5,011 million in net defined benefit assets minus ₩173 million in net defined benefit liabilities, and ₩3,084 million in asset recognition under the defined benefit plan as of the end of the previous term is ₩3,480 million in net defined benefit assets minus ₩396 million in net defined benefit liabilities.

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2024 and 2023 are as follows:

		2024		
		Defined benefit obligations	Plan assets	Net defined benefit liabilities
Beginning balance	₩	323,670	(326,754)	(3,084)
Recognized in profit or loss as incurred:				
Current service cost		19,512	-	19,512
Past service cost		29	-	29
Interest expense (income)		14,848	(14,992)	(144)
		34,389	(14,992)	19,397
Recognized in other comprehensive income:				
Remeasurement loss				
- Actuarial losses				
Demographic assumptions		(93)	-	(93)
Financial assumptions		14,047	-	14,047
Experience adjustments		(297)	-	(297)
- Return on plan assets		-	2,199	2,199
		13,657	2,199	15,856
Others:				
Contributions paid into the plan		-	(59,823)	(59,823)
Benefits paid by the plan		(28,813)	50,979	22,166
Others (*)		632	-	632
Exchange rate differences		18	-	18
		(28,163)	(8,844)	(37,007)
Ending balance	₩	343,553	(348,391)	(4,838)

(*) Transfer from/to related parties.

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

24. Defined benefit obligations (continued)

(b) Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2024 and 2023 are as follows, continued:

		2023		
		Defined benefit obligations	Plan assets	Net defined benefit liabilities
Beginning balance	₩	285,061	(321,842)	(36,781)
Recognized in profit or loss as incurred:				
Current service cost		17,673	-	17,673
Interest expense (income)		15,578	(17,638)	(2,060)
		33,251	(17,638)	15,613
Recognized in other comprehensive income:				
Remeasurement loss				
- Actuarial losses				
Demographic assumptions		-	-	-
Financial assumptions		21,237	-	21,237
Experience adjustments		6,118	-	6,118
- Return on plan assets		-	2,437	2,437
		27,355	2,437	29,792
Others:				
Contributions paid into the plan		-	(10,934)	(10,934)
Benefits paid by the plan		(21,664)	21,223	(441)
Others (*)		(339)	-	(339)
Exchange rate differences		6		6
		(21,997)	10,289	(11,708)
Ending balance	₩	323,670	(326,754)	(3,084)

(*) Transfer from/to related parties.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

24. **Defined benefit obligations (continued)**

(c) Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2024 and 2023 are as follows:

		2024	2023
		Amounts	Amounts
Time deposit	₩	348,147	326,475
Others		244	280
Fair value of plan assets	₩	348,391	326,755

(d) Actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	2024	2023
Discount rate (AA0)	4.09%	4.70%
Future salary increasing rate	2.88%+step-up rate	2.80%+step-up rate
Weighted average maturity	7.20 years	6.90 years

(e) Sensitivity analysis

As of December 31, 2024, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		2024	
		Defined benefit obligation	
		Increase	Decrease
Discount rate (1%p movement)	₩	(20,449)	22,280
Future salary increase rate (1%p movement)		22,881	(21,372)

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f) Effects of defined benefit plans on future cash flows

The Group reviews the level of accumulation of funds every year, and has a policy to compensate for any loss in funds. The estimated contribution for the year ending December 31, 2025 (the next annual reporting period) is ₩ 20,600 million.

The weighted average maturity of the defined benefit obligation as of December 31, 2024 and 2023 are 7.20 years and 6.90 years. The maturity analysis of non-discounted benefits paid by the plan as of December 31, 2024 and 2023 are as follows:

		2024					
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 years	More than 10 years	Total
Benefits paid by the plan	₩	12,395	28,774	98,121	180,388	105,486	425,164

		2023					
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 years	More than 10 years	Total
Benefits paid by the plan	₩	14,809	21,851	84,883	200,392	135,878	457,813

(g) The amounts recognized as expenses for defined contribution plans are ₩5,707million and ₩4,649 million for the years ended December 31, 2024 and 2023, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

25. **Provisions**

(a) Changes of provisions for the years ended December 31, 2024 and 2023 are as follows:

		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total
		2024				
Beginning balance	₩	3,976	202,576	3,572	24,042	234,166
Provision		1,143	(19,852)	52	44,528	25,871
Payment		(482)	-	(823)	(37,802)	(39,107)
Others (*)		-	-	18	-	18
Ending balance	₩	4,637	182,724	2,819	30,768	220,948

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total
		2023				
Beginning balance	₩	4,240	208,417	5,073	22,330	240,060
Provision		(70)	(5,841)	(1,184)	38,442	31,347
Payment		(194)	-	(337)	(36,730)	(37,261)
Others (*)		-	-	20	-	20
Ending balance	₩	3,976	202,576	3,572	24,042	234,166

(*) This is the amount of increase in the current year over the period of the provision evaluated as present value.

(b) Details of allowance for unused credit commitments as of December 31, 2024 and 2023 are as follows:

		2024	2023
Unused credit commitments	₩	91,239,801	91,226,285
Allowance		182,724	202,576
Ratio (%)		0.20	0.22

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

25. Provisions (continued)

(c) Changes in unused credit commitments for the years ended December 31, 2024 and 2023 are as follows:

		2024			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	104,517	96,359	1,700	202,576
12 month expected credit losses substitution		61,003	(60,863)	(140)	-
Lifetime expected credit losses substitution		(7,224)	7,246	(22)	-
Credit-impaired financial assets substitution		(651)	(1,369)	2,020	-
Provision (reversal) (*)		(31,628)	13,146	(1,370)	(19,852)
Ending balance	₩	126,017	54,519	2,188	182,724

(*) The provision of unused credit commitments for additional allocation is included to respond to future economic outlook. The Group has made an additional provision of ₩13,557 million for unused credit commitments through a re-estimation of the forecast default rate, taking into account updated forward-looking information as of December 31, 2024.

		2023			
		12 month expected credit losses	**Lifetime expected credit losses**	**Credit-impaired financial assets**	**Total**
Beginning balance	₩	90,806	115,837	1,774	208,417
12 month expected credit losses substitution		59,758	(59,598)	(160)	-
Lifetime expected credit losses substitution		(8,761)	8,794	(33)	-
Credit-impaired financial assets substitution		(499)	(1,842)	2,341	-
Provision (reversal) (*)		(36,787)	33,168	(2,222)	(5,841)
Ending balance	₩	104,517	96,359	1,700	202,576

(*) The provision of unused credit commitments for additional allocation is included to respond to future economic outlook. The Group has made an additional provision of ₩ 15,530 million for unused credit commitments through a re-estimation of the forecast default rate, taking into account updated forward-looking information as of December 31, 2023.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

26. **Other Liabilities**

(a) Details of other liabilities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Accounts payable	₩	2,136,317	2,656,131
Accrued expenses		330,257	302,861
Advances from customers		172,919	148,641
Unearned revenue		191,392	195,142
Withholdings		686,707	958,379
Security deposits received		817,100	870,359
Present value discount account		(72,191)	(79,712)
Lease liabilities		33,760	19,245
Present value discount account		(3,537)	(756)
Others (*)		310,890	342,146
	₩	4,603,614	5,412,436

(*) Includes point liabilities of ₩284,397 million and ₩294,903 million as of December 31, 2024 and 2023 respectively, which are classified in accordance with K-IFRS No. 1115 and includes insurance liabilities of ₩2,470 million and ₩3,194 million as of December 31, 2024 and 2023, which are classified in accordance with K-IFRS No. 1117.

(b) Details of insurance liabilities and reinsurance assets as of December 31, 2024 and 2023 are as follows

		2024	
		Insurance liabilities	Reinsurance assets
Debt cancellation & debt suspension	₩	2,470	2,470

		2023	
		Insurance liabilities	Reinsurance assets
Debt cancellation & debt suspension	₩	3,194	3,194

(c) The income and expenses related to insurance contracts for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Insurance Income	₩	24,717	28,998
Insurance Expense		6,177	7,944

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

27. **Equity**

(a) Details of equity as of December 31, 2024 and 2023 are as follows:

		2024	2023
Common stock	₩	626,847	626,847
Hybrid bonds		699,822	699,822
Capital surplus			
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		8,081	8,081
		860,729	860,729
Capital adjustments			
Stock options		1,897	1,897
Other capital adjustments		(4,251)	(3,445)
		(2,354)	(1,548)
Accumulated other comprehensive income			
Unrealized gain on valuation of financial assets at FVOCI		10,075	19,894
Effective portion of valuation loss on cash flow hedges		(55,818)	(37,438)
Remeasurements of the net defined benefit obligations		(61,350)	(49,680)
Foreign currency translation adjustments for foreign operations		28,070	11,272
		(79,023)	(55,952)
Retained earnings			
Legal reserve		313,424	313,424
Reserve for credit losses (Note 28 reference) (*)		863,885	923,457
Voluntary reserve		12,216	12,316
Retained earnings (*)		4,958,209	4,667,196
		6,147,734	5,916,393
Non-controlling interests		23,141	8,696
	₩	8,276,896	8,054,987

(*) The Group plans to reverse ₩38,423 million to the unappropriated retained earnings for the year ended December 31, 2024 and ₩59,572million of the unappropriated retained earnings for the year ended December 31, 2023 was transferred into the reserve for credit losses.

(b) Capital stock and capital surplus

As of December 31, 2024 and 2023, par value of common stock is ₩5,000 and the Group authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments of December 31, 2024 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	December 31, 2024
March 17, 2022	KRW	March 17, 2052	4.01	399,901
February 14, 2023	KRW	February 14, 2053	5.28	299,921
				699,822

The hybrid bonds above can be repaid early after 5 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

27. Equity (continued)

(d) Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows

		2024				
	Items that will be reclassified to profit or loss			**Items that will never be reclassified to profit or loss**		
	Valuation of financial assets at FVOCI	**Foreign currency translation adjustments for foreign operations**	**Valuation of cash flow hedges**	**Remeasurements of the defined benefit plan**	**Valuation of financial assets at FVOCI**	**Total**
Beginning balance ₩	(7,029)	11,272	(37,438)	(49,680)	26,923	(55,952)
Change due to fair value	6,072	-	-	-	(17,912)	(11,840)
Reclassification:	-	-	(582,424)	-	-	(582,424)
Effect of hedge accounting	-	-	557,342	-	-	557,342
Effects from changes in foreign exchange rate	-	16,382	-	-	-	16,382
Remeasurements of the defined benefit obligations	-	-	-	(15,856)	-	(15,856)
Effect of tax	(1,603)	-	6,703	4,186	5,124	14,410
Reclassification of OCI	-	-	-	-	(1,500)	(1,500)
Non-controlling interests	-	416	-	-	-	416
Ending balance ₩	(2,560)	28,070	(55,817)	(61,350)	12,635	(79,022)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

27. Equity (continued)

(d) Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

		2023				
	Items that will be reclassified to profit or loss			**Items that will never be reclassified to profit or loss**		
	Valuation of financial assets at FVOCI	**Foreign currency translation adjustments for foreign operations**	**Valuation of cash flow hedges**	**Remeasurements of the defined benefit plan**	**Valuation of financial assets at FVOCI**	**Total**
Beginning balance ₩	(17,894)	14,126	(10,724)	(27,716)	24,955	(17,253)
Change due to fair value	14,794	-	-	-	2,629	17,423
Reclassification:	-	-	(69,486)	-	-	(69,486)
Effect of hedge accounting	-	-	33,130	-	-	33,130
Effects from changes in foreign exchange rate	-	(3,050)	-	-	-	(3,050)
Remeasurements of the defined benefit obligations	-	-	-	(29,792)	-	(29,792)
Effect of tax	(3,929)	-	9,642	7,828	(661)	12,880
Non-controlling interests	-	196	-	-	-	196
Ending balance ₩	(7,029)	11,272	(37,438)	(49,680)	26,923	(55,952)

(e) Earned surplus reserves

The Korean Commercial Act requires the Group to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Group's capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder's meeting.

(f) Voluntary reserve

The Group elected to measure an item of land and buildings at the date of transition to K-IFRS at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the Board of Directors. Also, in accordance with amended Credit Information Use and Protection Act, the Group is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

27. Equity (continued)

(f) Voluntary reserve (continued)

Details of discretionary reserve as of December 31, 2024 and 2023 are as follows:

		2024	2023
Revaluation surplus of property and equipment	₩	10,216	10,216
Claim reserves for on-line transactions		2,000	2,000
Other voluntary reserve		-	100
	₩	12,216	12,316

(g) Statements of appropriation of retained earnings for the years ended December 31, 2024 and 2023 based on financial statements of the Group are as follows:

(In millions of won, except dividends per share)		2024	2023
Expected date of appropriation:		2025-03-25	2024-03-25
Unappropriated retained earnings (*)			
Balance at beginning of year	₩	4,342,179	3,997,248
Effect of changes in accounting policies		1,500	-
Dividend on hybrid bond		(31,891)	(30,074)
Profit for the year		562,182	625,848
		4,873,970	4,593,022
Reversal of Reserve for credit losses		-	59,572
Balance at end of year before appropriation		4,873,970	4,652,594
Appropriation of retained earnings			
Transfer to reserve for credit losses		38,423	-
Reserves for electronic finance and credit information liability		-	-
Cash dividends		286,093	310,415
Dividends per share (dividend as a percentage of par value):			
₩2,282 (50.89%) for 2024			
₩2,476 (49.52%) for 2023			
		324,516	310,415
Unappropriated retained earnings to be carried over to subsequent year	₩	4,549,454	4,342,179

(*) These statements of appropriation of retained earnings were based on the separate financial statements of Shinhan card.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

28. **Reserve for credit losses**

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Group reserves the difference between allowance for credit losses recognized under K-IFRS and Regulations on Supervision of Specialized Credit Finance Business Article 11 in the account of reserve for legal reserve for credit losses.

(a) Reserve for credit losses as of December 31, 2024 and 2023 are summarized as follows:

		2024	2023
Accumulated reserve for credit losses	₩	863,885	923,457
Reserve for (Reversal of) credit losses, scheduled - Changes in 2024 and 2023		38,423	(59,572)
Ending balance of reserve for credit losses	₩	902,308	863,885

(b) Details of profit for the year attributable to owner of the Company after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Profit for the year attributable to owner of the Company	₩	572,147	620,583
Reserve for (Reversal of) credit losses, scheduled		(38,423)	59,572
Profit for the year attributable to owner of the Company after adjusting for reserve for credit losses		533,724	680,155
Earnings per share after adjusting credit losses (*) (in won)	₩	4,067	5,185

(*) Dividend on hybrid bonds is deducted.

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

29. **Operating Revenue and Contract Liabilities**

(a) Details of operating revenues for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Revenue from contracts with customers			
Fee and commission income	₩	1,337,152	1,394,564
Revenue from others			
Interest income		2,984,234	2,840,691
Fee and commission income			
Loans		7,027	6,364
Installment loans		15,855	18,096
Leases		651,655	600,268
Other		61,859	51,309
Dividend income		673	611
Net income on financial assets at FVTPL		26,399	24,562
Gains on derivatives instruments		595,761	81,106
Gains on foreign currency transactions		70,428	55,821
Other operating income		422,063	305,218
	₩	6,173,106	5,378,610

(b) Classification of revenue from contracts with customers for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Revenue from contracts with customers			
Credit sales commission, etc.	₩	1,045,879	1,035,130
Insurance agency fee		93,556	79,499
Others		197,717	279,935
		1,337,152	1,394,564
Timing of revenue recognition			
Transferred at a point in time		1,085,513	1,147,936
Transferred over time		251,639	246,628
	₩	1,337,152	1,394,564

(c) The contract liabilities recognized by the Group in relation to revenue from contracts with customers are as follows:

		2024	2023
Point liabilities (*)	₩	284,397	294,903
Unearned revenue of annual fee		110,499	108,439
	₩	394,896	403,342

(*) Recognized as other liabilities in the consolidated statements of financial position

(d) Among the revenue recognized in the years ended December 31, 2024 and 2023, the amount related to the contract liabilities carried forward in the prior term are ₩ 108,439 million and ₩ 106,530 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

30. Earnings per Share

Earnings per share for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won, except shares outstanding and earnings per share)

		2024	2023
Profit for the year attributable to owner of the Company	₩	572,147	620,582
Dividend on hybrid bond		(31,891)	(30,073)
Profit for the year attributable to common stocks		540,256	590,509
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	₩	4,309	4,710

The Group has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2024 and 2023.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

31. Share-Based Payment

Share-based payment as of December 31, 2024 is summarized as follows:

(a) Share-based payment arrangements with performance conditions

(i) Details of condition and payment agreements are as follows:

a) Shinhan Card Co., Ltd

	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020	Granted in 2021	Granted in 2022	Granted in 2023	Granted in 2024
Type	Equity-settled type (*)	Equity-settled type (*)	Equity-settled type (*)	Equity-settled type (*)	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type
Vesting period	2016	2017	2018	2019	2020	2021	2022	2023	2024
Performance condition				Based on relative stock price (20.0%) Based on 4-year management index (80.0%)					
Estimated number of shares granted	67,660	68,377	60,378	84,357	74,921	96,682	94,708	95,460	86,076
Number of shares granted	51,560	62,011	58,878	81,771	74,921	-	-	-	
Remaining number of shares granted	16,100	6,366	1,500	2,586	-	96,682	94,708	95,460	86,076

(*) According to the commitment, the amount that the Group pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

b) Shinhan Credit Information Co., Ltd.

	Granted in 2021	Granted in 2022	Granted in 2023	Granted in 2024
Type	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type
Vesting period	2021	2022	2023	2024
Performance condition		Based on relative stock price (20.0%) Based on 4-year management index (80.0%)		
Estimated number of shares granted	4,020	1,557	1,558	1,504
Number of shares granted	-	-	-	-
Remaining number of shares granted	4,020	1,557	1,558	1,504

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

31. Share-Based Payment (continued)

(a) Share-based payment arrangements with performance conditions (continued)

(ii) Granted shares and the fair value of grant date are as follows:

a) Shinhan Card Co., Ltd.

Grant date	Grant shares	Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2016	74,200 ₩	39,000	50,300	34,200	16,100
February 4, 2016	15,400	38,150	13,204	13,204	-
June 3, 2016	5,200	38,800	2,901	2,901	-
August 1, 2016	1,900	40,650	742	742	-
October 31, 2016	3,100	43,850	513	513	-
January 1, 2017	70,200	45,300	59,879	53,513	6,366
March 7, 2017	10,600	46,950	8,498	8,498	-
January 1, 2018	59,900	49,400	60,378	58,878	1,500
January 1, 2019	84,266	39,400	84,357	81,771	2,586
January 1, 2020	80,216	32,050	74,921	74,921	-
January 1, 2021	109,986	36,800	96,682	-	96,682
January 1, 2022	110,355	35,200	94,708	-	94,708
January 1, 2023	109,001	40,150	95,460	-	95,460
January 1, 2024	88,321	47,650	86,076	-	86,076
	822,645		728,619	329,141	399,478

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

b) Shinhan Credit Information Co., Ltd.

Grant date	Grant shares	Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2021	4,528	36,800	4,020	-	4,020
January 1, 2022	1,765	35,200	1,557	-	1,557
January 1, 2023	1,779	40,150	1,558	-	1,558
January 1, 2024	1,728	47,650	1,504	-	1,504
	9,800		8,639	-	8,639

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

31. **Share-Based Payment (continued)**

(ii) Granted shares and the fair value of grant date as of December 31, 2024 are as follows:

(b) Share-based compensation expense for the years ended December 31, 2024 and 2023 are as follows: (continued)

		2024	**2023**
Share-based payment arrangements with performance conditions	₩	6,333	5,171

(c) Details of accrued expenses and the intrinsic value as of December 31, 2024 are as follows:

		Accrued expense related to compensation expenses associated with share-based payments	**Intrinsic values (*1)**
Share-based payment arrangements with performance conditions (*2)	₩	19,432	19,432

(*1) The fair value of share-based arrangements with performance conditions is considered as intrinsic value.
(*2) Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2024, and have been recognized as liabilities.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

32. Net Interest Income

Details of net interest income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Interest income			
Cash and due from banks	₩	12,159	9,462
Credit card receivables		2,236,689	2,141,283
Loans		378,184	367,574
Installment loans		225,950	203,914
Financing leases (*)		117,681	104,665
Others		13,571	13,793
		2,984,234	2,840,691
Interest expense			
Borrowings		(246,565)	(272,997)
Debentures		(676,701)	(578,833)
Securitized debentures		(102,446)	(71,011)
Lease liabilities (*)		(1,257)	(1,164)
Others		(26,094)	(21,388)
		(1,053,063)	(945,393)
Net interest income	₩	1,931,171	1,895,298

(*) It includes finance income and costs in financial lease receivables and lease liabilities under K-IFRS No. 1116.

Interest income on impaired financial assets for the years ended December, 2024 and 2023 are ₩14,209 million and ₩13,574 million, respectively.

Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

33. **Net Fee and Commission Income**

Details of net fee and commission income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Fee and commission income			
Credit card receivables	₩	1,337,152	1,394,564
Loans		7,027	6,363
Installment loans		15,855	18,096
Leases		651,655	600,268
Others (*)		61,860	51,310
		2,073,549	2,070,601
Fee and commission expense			
Credit card receivables		(1,148,956)	(1,120,720)
Installment loans		(22,999)	(24,300)
Leases		(1,776)	(1,814)
Others (*)		(131,476)	(128,526)
		(1,305,207)	(1,275,360)
Net fee and commission income	₩	768,342	795,241

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2024 and 2023, the amount of income related to debt exemption and debt suspension are ₩25,441 million and ₩28,899 million, respectively, and the amount of expense are ₩ 7,099 million and ₩ 8,015 million, respectively.

34. **Dividend Income**

Details of dividend income for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Financial assets at FVTPL in Korean currency	₩	433	274
Financial assets at FVOCI in Korean currency		240	337
	₩	673	611

35. **Provision for Credit Loss Allowance**

Details of provision for credit loss allowance for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Changes in credit card receivables at amortized cost and others	₩	(894,300)	(856,013)
Other assets		(42,637)	(33,750)
Allowance for unused loan commitments		19,852	5,841
Financial instruments at FVOCI		(153)	(35)
	₩	(917,238)	(883,957)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

36. **General Administrative Expenses**

Details of general administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Relate to employees			
Salaries and wages	₩	237,081	221,907
Bonus		60,380	56,018
Incentive of results		22,423	21,249
Share-based compensation expense		6,333	5,171
Employee benefits		105,659	101,192
Travel		6,740	6,282
Defined benefit		19,397	15,613
Defined contribution		5,707	4,649
Honorary retirement allowance		22,580	4
		486,300	432,085
Depreciation and amortization			
Depreciation		58,937	53,074
Amortization		26,605	20,251
		85,542	73,325
Other general administrative expenses			
Communication		34,892	38,852
Utility		24,105	22,966
Maintenance of vehicles		3,058	3,186
Supplies		10,513	11,475
Rent		1,073	1,234
Insurance		42,466	44,941
Repairs		803	824
Entertainment		2,249	2,499
Advertising		32,131	24,178
Sales promotion		26,866	31,192
Training		3,476	3,697
Publication		528	576
Freight		884	878
Provision (reversal of) for asset retirement obligation		18	(1,282)
Taxes and dues		64,829	53,535
		247,891	238,751
	₩	819,733	744,161

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

37. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2024 and 2023 are as follows

		2024	2023
Other operating income			
Gains on recovery of bad debt (*)	₩	9,404	9,716
Reversal of other allowances		-	11
Others		412,659	295,491
		422,063	305,218
Other operating expenses			
Depreciation of lease assets		(465,837)	(445,160)
Others		(229,875)	(171,494)
		(695,712)	(616,654)
	₩	(273,649)	(311,436)

(*) Gains on recovery of bad debt is the amount of interest received from the bad debt.

38. Non-operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Non-operating income			
Gains on disposal of property and equipment	₩	495	370
Provision for allowance for litigation		-	70
Others		5,460	2,614
Miscellaneous income		18,346	14,469
		24,301	17,523
Non-operating expenses			
Donations		(8,944)	(9,399)
Provision for allowance for litigation		(1,141)	-
Losses on disposal of property and equipment		(217)	(633)
Impairment loss on intangible assets, and property and equipment		-	(2)
Miscellaneous losses		(1,655)	(378)
Others		(263)	(3,907)
		(12,220)	(14,319)
	₩	12,081	3,204

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

39. **Income Taxes**

(a) The components of income tax expense for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Current income taxes payable	₩	178,277	186,100
Adjustments to the income tax expense for prior period		21,157	(3,854)
Changes in deferred tax due to changes in temporary differences (*)		(9,387)	(4,656)
Income tax expense associated with items recorded in equity (*)		14,390	13,125
Others (e.g., tax effects of the consolidated tax return)		(14,229)	(9,423)
Income tax expense	₩	190,208	181,292

(b) The relationship between income tax expense and profit before income taxes for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Profit before income taxes (A)	₩	765,469	803,200
Income taxes at applicable tax rate		202,084	212,045
Adjustments:			
Non-taxable income		(8,434)	(7,961)
Non-deductible expense		1,092	756
Tax deductions		(1,484)	(1,185)
Consolidated tax return effect and others		(3,050)	(22,363)
Income tax expense (B)	₩	190,208	181,292
Effective tax rate (B/A)		24.85%	22.57%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

39. Income Taxes (continued)

(c) Changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

		2024			
	Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Change in business combination	Ending deferred tax assets (liabilities)
Accounts receivable	₩ 76	-	-	-	76
Financial assets at FVOCI	(1,010)	(670)	-	-	(1,680)
Valuation on financial assets at FVOCI	(7,137)	-	3,522	-	(3,615)
Valuation on property and equipment, depreciation and others	(2,810)	(103)	-	-	(2,913)
Deferred loan origination costs	(13,467)	(236)	-	-	(13,703)
Derivative assets	13,485	-	6,703	-	20,188
Accrued expenses	19,386	(1,334)	-	-	18,052
Net defined benefit obligations	161,672	(8,463)	3,630	-	156,839
Plan assets	(178,133)	8,990	556	-	(168,587)
Other provisions	143,339	(4,642)	-	-	138,697
Others	(6,007)	1,438	-	-	(4,569)
	₩ 129,394	(5,020)	14,411	-	138,785

		2023			
	Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Change in business combination	Ending deferred tax assets (liabilities)
Accounts receivable	₩ 76	-	-	-	76
Financial assets at FVOCI	452	(1,462)	-	-	(1,010)
Valuation on financial assets at FVOCI	(2,547)	-	(4,590)	-	(7,137)
Valuation on property and equipment, depreciation and others	(2,744)	(66)	-	-	(2,810)
Deferred loan origination costs	(15,898)	2,431	-	-	(13,467)
Derivative assets	3,843	-	9,642	-	13,485
Accrued expenses	18,244	1,142	-	-	19,386
Net defined benefit obligations	76,970	77,451	7,251	-	161,672
Plan assets	(85,179)	(93,531)	577	-	(178,133)
Other provisions	153,243	(9,904)	-	-	143,339
Others	(21,722)	15,715	-	-	(6,007)
	₩ 124,738	(8,224)	12,880	-	129,394

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

39. **Income Taxes (continued)**

(d) Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2024 and 2023 are as follows:

| | | 2024 | | | | |
| | | December 31, 2024 | | January 1, 2024 | | Changes in |
		Amount	Tax effect	Amount	Tax effect	tax effect
Changes in fair value of financial assets at FVOCI	₩	10,076	(3,615)	27,029	(7,137)	3,522
Effective portion of valuation gain or loss on cash flow hedges		(55,817)	20,122	(50,856)	13,419	6,703
Remeasurements of defined benefit obligations		(61,350)	22,022	(67,516)	17,836	4,186
	₩	(107,091)	38,529	(91,343)	24,118	14,411

| | | 2023 | | | | |
| | | December 31, 2023 | | January 1, 2023 | | Changes in |
		Amount	Tax effect	Amount	Tax effect	tax effect
Changes in fair value of financial assets at FVOCI	₩	27,029	(7,137)	9,608	(2,547)	(4,590)
Effective portion of valuation gain or loss on cash flow hedges		(50,856)	13,419	(14,501)	3,777	9,642
Remeasurements of defined benefit obligations		(67,516)	17,836	(37,724)	10,008	7,828
	₩	(91,343)	24,118	(42,617)	11,238	12,880

(e) The Group offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Group has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2024 and 2023 are as follows:

		2024	2023
Deferred tax assets	₩	257,240	261,347
Deferred tax liabilities		(118,455)	(131,952)
	₩	138,785	129,394

(f) Deferred tax assets have been recognized as the Group has determined it is probable that future profits will be available against which the Group can utilize the related benefit.

(g) As of December 31, 2024 and 2023 current tax liabilities are ₩69,111 million and ₩85,786 million, respectively. For consolidated tax return, the amount is paid to the taxation authorities through the Parent company of the Group.

(h) In accordance with the Global Anti-Base Erosion ("GloBE") rules that were applied since 2024, top-up tax shall be paid for the difference between an effective rate for each jurisdiction to which each constituent entity of the Group belongs and the minimum rate of 15%. However, since most jurisdictions pass the requirements for exemption from application of transition period or the effective tax rate is more than 15%, the Group believes that there will be no significant top-up tax to be paid. Therefore, the Group does not recognize the current income tax expense in relation to the GloBE tax. The Group, in addition, applies exceptions to the recognition and disclosure of deferred income tax assets and liabilities related to the GloBE tax, and thus does not recognize nor disclose the deferred income tax assets and liabilities related to the GloBE tax.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

40. **Consolidated Statements of Cash Flows**

(a) Details of cash and cash equivalents as of December 31, 2024 and 2023 are summarized as follows:

		2024	**2023**
Cash	₩	82	297
Available deposits from bank			
Deposits on demand		567,098	364,217
Current deposits		394	81,840
Foreign currency deposits		32,219	36,899
Time deposits · Installment payment		-	10
Cash and cash equivalents	₩	599,793	483,263

(b) The Group presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c) Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2024 and 2023 are as follows:

		2024	**2023**
Cash and cash equivalents in the statements of financial position	₩	864,692	587,523
Adjustment:			
Restricted due from banks		(58,399)	(48,060)
Time deposits · Installment payment (*)		(206,500)	(56,200)
Cash and cash equivalents in the statements of cash flows	₩	599,793	483,263

(*) It doesn't meet the definition of cash in K-IFRS No. 1007, 'Statements of Cash Flows'.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

40. Consolidated Statements of Cash Flows (continued)

(d) The consolidated statements of cash flows of the Group is prepared by using indirect method. Significant transactions without cash inflows and outflows for the years ended December 31, 2024 and 2023

		2024	2023
Transaction related right-of-use assets	₩	39,922	26,609
Valuation of financial assets at FVOCI		(11,840)	17,423
Valuation of derivatives		(25,082)	(36,357)

(e) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

		2024						
		Balance at January 1, 2024	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2024
Assets								
Net derivative assets	₩	128,749	(24,912)	-	-	552,709	7,540	664,086
Liabilities								
Borrowings		(7,962,662)	1,652,582	(77,658)	(1,022)	-	(161,618)	(6,550,378)
Debentures		(21,650,752)	(2,230,524)	(518,361)	(9,013)	-	(1,224)	(24,409,874)
Lease liabilities (*)		(18,488)	16,451	-	(1,257)	-	(26,929)	(30,223)
	₩	(29,631,902)	(561,491)	(596,019)	(11,292)	-	(189,771)	(30,990,475)

(*) The amount of change in cash flow includes ₩1,194 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

		2023						
		Balance at January 1, 2023	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2023
Assets								
Net derivative assets	₩	175,250	(77,451)	-	-	32,687	(1,737)	128,749
Liabilities								
Borrowings		(9,136,178)	927,331	(9,503)	6,832	-	248,856	(7,962,662)
Debentures		(21,502,816)	(96,033)	(44,599)	(7,699)	-	395	(21,650,752)
Lease liabilities (*)		(25,654)	15,395	-	(1,164)	-	(7,065)	(18,488)
	₩	(30,664,648)	846,693	(54,102)	(2,031)	-	242,186	(29,631,902)

(*) The amount of change in cash flow includes ₩1,121 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

41. **Contingent Liabilities and Commitments**

(a) Contingent liabilities

The Group has 29 pending lawsuits as a defendant including collection of overdue credit card receivables, as of December 31, 2024 for a total claim amount of ₩5,503 million.

A legal provision of ₩4,637 million is recognized in the accompanying consolidated financial statements for expected loss due to lost litigation cases.

Additional losses may be incurred from these legal actions, however the result of such the lawsuits cannot be predicted. Management believes that the result of the lawsuits would not have significant impact on the consolidated financial statements.

(b) ABS commitments

In trust-type asset securitizations, trust company can demand the Group to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Group has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Investor Interest based on transferred assets is provided as collateral for asset-backed securities. As of December 31, 2024, the Group has no additional obligation for the asset-backed securities.

The Group has entered into an agreement with the trust company to provide asset management services for the transferred assets. Under the agreement, the Controlling Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the trust company recorded as asset securitization income.

(c) Other commitments

i) The Group has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

ii) The Group is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Group has accumulated ₩2 billion as liability reserve for electronic banking and credit information.

iii) As of December 31, 2024, the Group has limit loan commitments amounting to ₩1,571.8 billion with banks including Hana bank and SC bank. In addition, the Group has entered into loan overdraft agreements (including daily check) amounting to ₩1,325 billion with banks including Shinhan bank and KB Kookmin bank.

iv) As of December 31, 2024, the uncollectible bad debts, for which right to claim is still effective, amounts to ₩3,549,001 million.

v) The unused credit provided by the Group as of December 31, 2024 and 2023 are ₩91,239,801 million and ₩91,226,285 million, respectively. As of December 31, 2024, and 2023, the securities purchase agreement signed by the Group are ₩77,945 million and ₩106,726 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

42. **Asset Backed Securitization (ABS)**

(a) The initial transfer price of the credit card receivables sold by *Asset-Backed Securitization Act* as of December 31, 2024 and 2023 are as summarized as follows:

	Transfer date	2024	2023
Shinhan Card 2023-1	2023.06.21	-	582,130
Shinhan Card 2024-1	2024.03.28	1,413,549	-
Shinhan Card 2024-2	2024.08.27	946,661	-
	₩	2,360,210	582,130

(b) Details of uncollected transferred assets, which were sold by act on ABS, as of December 31, 2024 and 2023 are summarized as follows:

	List of disposal asset	Transfer date	2024	2023
Shinhan Card 2021-1	Credit card receivables	2021.01.21	-	554,369
Shinhan Card 2021-2	Credit card receivables	2021.09.09	689,209	701,060
Shinhan Card 2022-1	Credit card receivables	2022.04.28	599,394	618,463
Shinhan Card 2022-2	Credit card receivables	2022.08.18	762,624	775,983
Shinhan Card 2022-3	Credit card receivables	2022.12.22	463,860	474,520
Shinhan Card 2023-1	Credit card receivables	2023.06.21	515,986	527,386
Shinhan Card 2024-1	Credit card receivables	2024.03.28	1,286,621	
Shinhan Card 2024-2	Credit card receivables	2024.08.27	890,847	
		₩	5,208,541	3,651,781

(c) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group's level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2024 and 2023, the carrying amount of financial assets related to securitization transactions that have neither been transferred nor derecognized are ₩5,208,541 million and ₩3,651,781 million, respectively; the carrying amount of related liabilities are ₩3,551,174 million and ₩2,315,202 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and related Parties Transactions**

(a) As of December 31, 2023, related parties of the Group are summarized as follows. Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Name of company	Control relationship
Shinhan Financial Group Co., Ltd.	Parent company
Wave Technology	Associates
One Shinhan Connect Fund 1	Associates
One Shinhan Connect Fund 2	Associates
Shinhan hyper connect venture fund 1	Associates
Shinhan Bank	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan DS Co., Ltd.	Other related parties
Shinhan Securities Co., Ltd.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Fund Partners	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Asset Management Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
Shinhan EZ General Insurance Co., Ltd.	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Shinhan Asset Trust Co., Ltd.	Other related parties
Shinhan Venture Investment Co, Ltd.	Other related parties
Goduck Gangil10 PFV Co., Ltd.	Other related parties
EDNCENTRAL Co.,Ltd.	Other related parties
KOREA FINANCE SECURITY CO., LTD	Other related parties
ICSF (The Korea's Information Center for Savings & Finance)	Other related parties
TECHFIN RATINGS Co., Ltd.	Other related parties
iPIXEL Co.,Ltd.	Other related parties
One Shinhan Futures New Technology Investment Association 1	Other related parties
One Shinhan Futures New Technology Investment Association 2	Other related parties
One Shinhan Futures New Technology Investment Association 3	Other related parties
Shinhan global flagship venture fund 1	Other related parties
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Other related parties
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3	Other related parties
Korea Credit Bureau	Other related parties
Kiran Ho Chi Minh Office General Private Placement Real Estate Investment Trust(USD)	Other related parties
Shinhan hyper future's venture fund 1	Other related parties

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and Transactions (continued)**

(b) Significant transactions with the related parties for years ended December 31, 2024 and 2023 are as follows:

Related party / Account		2024	2023
Shinhan Financial Group Co., Ltd.			
Interest expense	₩	52,528	53,518
Fee and commission income		60	87
Fee and commission expense		13,340	14,251
Shinhan Bank (*1)			
Interest income		3,308	926
Interest expense		14,937	14,241
Fee and commission income		9,863	8,478
Fee and commission expense		166,855	174,028
Other general and administrative expense		3,983	4,174
Non-operating expense		-	2,624
Gain on derivatives		102,765	18,679
Loss on derivatives		-	124
Provision (Reversal of) for credit loss allowance		(2)	(7)
Shinhan Life Insurance Co., Ltd.			
Interest income		1,389	1,887
Interest expense		1,351	3,681
Fee and commission income		21,276	22,611
Fee and commission expense		4,868	4,021
Other general and administrative expense		13	52
Provision for credit loss allowance		2	2
Shinhan DS Co., Ltd. (*2)			
Fee and commission expense		64,487	64,757
Other non-operating income		2	2
Other general and administrative expense		61	96
Provision (Reversal of) for credit loss allowance		(6)	28
Shinhan Securities Co., Ltd. (*1)			
Interest income		279	228
Interest expense		10	-
Fee and commission income		218	354
Fee and commission expense		167	160
Other general and administrative expense		20	-
Provision (Reversal of) for credit loss allowance		(1)	(2)
Shinhan Capital Co., Ltd.			
Fee and commission income		32	97
Jeju Bank			
Fee and commission income		71	57
Fee and commission expense		4	4

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43.   **Related Parties and Transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2024 and 2023 are as follows: (continued)

Related party / Account		2024	2023
BNP Paribas Cardif Life Insurance			
Fee and commission income	₩	37	37
Provision (Reversal of) for credit loss allowance		-	2
Shinhan Savings Bank			
Interest income		7	(13)
Fee and commission income		1,325	1,462
Fee and commission expense		4	4
Other non-operating income		2	10
Provision (Reversal of) for credit loss allowance		(1)	2
Shinhan Asset Management Co., Ltd.			
Fee and commission expense		8	7
Other non-operating income		28	21
Interest income		3	5
SHC Management Co., Ltd.			
Other non-operating income		55	55
Shinhan EZ General Insurance Co., Ltd.			
Fee and commission income		427	75
Other general and administrative expense		50	-
Provision (Reversal of) for credit loss allowance		-	1
Shinhan Venture Investment Co., Ltd.			
Fee and commission expense		84	-
Shinhan Asset Trust Co., Ltd.			
Provision for credit loss allowance		-	(1)
Shinhan AI Co., Ltd.			
Fee and commission income		1	25
Fee and commission expense		-	37
Goduck Gangil10 PFV Co., Ltd.			
Interest income		25	-
Provision for credit loss allowance		(12)	-
Korea Credit Bureau			
Fee and commission income		1,742	-
Fee and commission expense		4,830	-
Other general and administrative expense		91	-
EDNCENTRAL Co.,Ltd.			
Interest income		500	-
Provision for credit loss allowance		74	-
WaveTechnology Co,.Ltd			
Fee and commission expense		300	-
KOREA FINANCE SECURITY CO., LTD			
Other general and administrative expense		145	-

(*1) For years ended December 31, 2024 and 2023, the Group recognized the right-of-use assets and lease liabilities amounting to ₩8,328 million and ₩9,682 million, respectively, according to the lease contract with the other related amounting to ₩7,732 million and ₩9,141 million. In relation to this, the Group recognized interest expense amounting to ₩494 million and ₩156 million.

(*2) As of December 31, 2024 and 2023, the Group acquired a tangible asset amounting to ₩24 million and ₩796 million, and an intangible asset from other related parties amounting to ₩9,352 million and ₩14,572 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and related Parties Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2024 and 2023 are summarized as follows:

Related party / Account		2024	2023
Shinhan Financial Group Co., Ltd.			
Credit card receivables	₩	531	505
Consolidated tax accounts		4	21,626
Shinhan Bank			
Cash and due from banks		257,239	200,188
Credit card receivables		9,252	9,229
Allowance for Doubtful Accounts		(3)	(4)
Derivative assets		154,906	53,326
Accounts receivable		2,357	2,121
Accrued income		2,312	362
Security deposits paid		14,546	16,486
Shinhan Life Insurance Co., Ltd.			
Credit card receivables		1,884	2,161
Allowance for Doubtful Accounts		(4)	(2)
Accounts receivable		46	47
Plan assets		8,409	36,056
Shinhan DS Co., Ltd.			
Credit card receivables		4,068	4,443
Allowance for Doubtful Accounts		(23)	(30)
Shinhan Securities Co., Ltd.			
Cash and due from banks		1,279	1,480
Credit card receivables		2,272	2,748
Accounts receivable		-	1
Allowance for Doubtful Accounts		(1)	(1)
Security deposits paid		300	300
Jeju Bank			
Cash and due from banks		1,687	1,204
Finance lease assets		5	8
BNP Paribas Cardif Life Insurance			
Credit card receivables		154	105
Allowance for Doubtful Accounts		(1)	(1)
Shinhan Saving Bank			
Cash and due from banks		2,050	450
Credit card receivables		114	214
Allowance for Doubtful Accounts		4	16
Accrued income		39	72
Allowance for Doubtful Accounts		(1)	(3)
Shinhan Fund Partners			
Credit card receivables		164	163
Shinhan Capital Co., Ltd.			
Credit card receivables		249	340
Account receivable		1	10
Shinhan Asset Management Co., Inc.			
Credit card receivables		375	331
Finance lease assets		-	52

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and Transactions (continued)**

(c) Significant balances with the related parties as of December 31, 2024 and 2023 are summarized as follows, continued:

Related party / Account		2024	2023
Shinhan REITs Management Co., Ltd.			
Credit card receivables	₩	67	72
Shinhan AI Co., Ltd.			
Credit card receivables		-	12
Shinhan Asset Trust Co., Ltd.			
Credit card receivables		229	359
Shinhan EZ General Insurance Co., Ltd.			
Credit card receivables		65	75
Account receivable		-	3
Allowance for Doubtful Accounts		(1)	(1)
Shinhan Venture Investment Co, Ltd.			
Credit card receivables		84	69
EDNCENTRAL Co.,Ltd.			
Loans		13,100	-
Allowance for Doubtful Accounts		(74)	-
Korea Credit Bureau			
Credit card receivables		616	-
Allowance for Doubtful Accounts		(1)	-
KOREA FINANCE SECURITY CO., LTD			
Credit card receivables		6	-
ICSF (The Korea's Information Center for Savings & Finance)			
Credit card receivables		2	-
TECHFIN RATINGS Co., Ltd.			
Credit card receivables		13	-
Allowance for Doubtful Accounts		(2)	-
iPIXEL Co.,Ltd.			
Credit card receivables		14	-
Allowance for Doubtful Accounts		(1)	-
Total accounts receivable	₩	478,331	354,592

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43.   Related Parties and Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2024 and 2023 are summarized as follows, continued:

Related party / Account		2024	2023
Shinhan Financial Group Co., Ltd.			
Borrowings	₩	1,852,100	2,234,442
Current tax liabilities		71,214	87,800
Accrued expenses		31,136	28,881
Shinhan Bank			
Derivative liabilities		4,927	402
Borrowings		184,146	168,830
Provision for restoration		550	550
Accounts payable		203	116
Accrued expenses		2,751	1,257
Lease liabilities		7,315	9,129
Allowance for unused credit commitments		6	7
Shinhan Life Insurance Co., Ltd.			
Debentures		-	30,000
Accounts payable		1,936	733
Accrued expenses		6,564	6,878
Other liabilities		11,540	21,280
Allowance for unused credit commitments		3	3
Shinhan Securities Co., Ltd.			
Lease liabilities		12	12
Allowance for unused credit commitments		1	1
BNP Paribas Cardif Life Insurance			
Allowance for unused credit commitments		1	2
Shinhan DS Co., Ltd.			
Accrued expenses		3,268	1,217
Allowance for unused credit commitments		2	2
Shinhan Saving Bank			
Allowance for unused credit commitments		1	1
Shinhan EZ General Insurance Co., Ltd.			
Accounts payable		1	1
Allowance for unused credit commitments		1	-
EDNCENTRAL Co.,Ltd.			
Allowance for unused credit commitments		156	-
TECHFIN RATINGS Co., Ltd.			
Allowance for unused credit commitments		7	-
iPIXEL Co.,Ltd.			
Allowance for unused credit commitments		1	-
Total accounts payable	₩	2,177,842	2,591,544

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. **Related Parties and Transactions (continued)**

(d) Fund transactions between the related parties for the years ended December 31, 2024 and 2023 are summarized as follows:

(i) Borrowing · Repayment

Control-relationship	Related party		2024			2023		
			Borrowing	Repayment	Issuance of Hybrid bonds (*2)	Borrowing	Repayment	Issuance of Hybrid bonds (*2)
Parent Company	Shinhan Financial Group Co., Ltd.	₩	-	(460,000)	-	250,000	(250,000)	300,000
Other related parties (*1)	Shinhan Bank Co.,Ltd.		469,295	(456,254)	-	353,081	(679,588)	-
Other related parties	Shinhan Life Insurance Co., Ltd.		-	(10,880)	-	10,960	(14,522)	-

(*1) For the year ended December 31, 2024, the amount of borrowing of lease liabilities under lease contracts concluded with other related parties is ₩214 million, and the repayment amounts for the years ended December 31, 2024 and 2023 are ₩2,344 million and ₩1,633 million, respectively.
(*2) It is the amount before deducting the costs associated with issuance of hybrid bonds. For the years ended December 31, 2024 and 2023, the Group has paid dividend of ₩31,884 and ₩27,927 from hybrid bonds.

(ii) Loans · Collection

Control-relationship	Related party		2024		2023	
			Loans	Collection	Loans	Collection
Other related party	EDNCENTRAL Co.,Ltd.	₩	13,100	-	-	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. Related Parties and Transactions (continued)

(d) Fund transactions between the related parties for the years ended December 31, 2024 and 2023 are summarized as follows(continued):

(iii) Investment collection

Control relationship	Related party		2024 Investment	2024 Collection	2023 Investment	2023 Collection
Other related party	One-Shinhan Futures New Technology Investment Association 1	₩	-	(120)	-	(306)
Other related party	One-Shinhan Futures New Technology Investment Association 2		-	-	-	(66)
Other related party	One-Shinhan Futures New Technology Investment Association 3		-	-	-	(102)
Other related party	Kiran Ho Chi Minh Office General Private Placement Real Estate Investment Trust		-	-	30,466	-
Other related party	Shinhan global flagship venture fund 1		6,000	-	6,000	-
Other related party	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		3,546	(5,260)	2,753	(1,595)
Other related party	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3		5,656	(300)	2,106	-
Other related party	Shinhan hyper future's venture fund 1		564	-	106	-
Investments in associates	One-Shinhan Connect Fund 1		-	-	-	(208)
Investments in associates	One-Shinhan Connect Fund 2		-	-	-	(4,598)
Investments in associates	Shinhan hyper connect venture fund 1		13,500	-	11,400	-

(iv) The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43. Related Parties and Transactions (continued)

(e) Key management personnel compensations for the years ended December 31, 2024 and 2023 are as follows:

		2024	2023
Salaries and wages	₩	3,895	3,140
Post-employment benefits		207	84
Share-based payments		2,257	2,062
	₩	6,359	5,286

(f) Details of the guarantee provided by related parties as of December 31, 2024 and 2023 are as follows:

Guarantor	Guaranteed Party		Amount of guarantee 2024	Amount of guarantee 2023	Details
Shinhan Bank	Shinhan Card Co., Ltd.	₩	300,000	300,000	Daily check overdraft agreement
			106,648	43,959	Unused credit commitment
			40,572	36,877	Financial guarantee (letter of credit)

(g) The main agreement with related parties as of December 31, 2024 and 2023 are as follows:

Related Party		Amount of commitment 2024	Amount of commitment 2023	Details
Shinhan Bank	₩	1,393,850	857,363	Derivative facilities
Shinhan Financial Group Co., Ltd.		3,469	3,495	Unused credit card commitment
Shinhan Bank		58,001	58,116	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		7,115	6,838	Unused credit card commitment
Shinhan DS Co., Ltd.		1,432	1,057	Unused credit card commitment
Shinhan Securities Co., Ltd.		8,228	7,752	Unused credit card commitment
BNP Paribas Cardif Life Insurance		846	895	Unused credit card commitment
Shinhan Savings Bank		386	286	Unused credit card commitment
Shinhan Fund Partners		836	837	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,341	2,250	Unused credit card commitment
Shinhan Asset Management		625	669	Unused credit card commitment
Shinhan EZ General Insurance Co., Ltd.		185	175	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		133	128	Unused credit card commitment
Shinhan Asset Trust Co., Ltd..		1,071	941	Unused credit card commitment
Shinhan AI Co., Ltd.		-	88	Unused credit card commitment
Shinhan Venture Investment Co, Ltd.		416	431	Unused credit card commitment
Structured Entities (*)		77,945	106,726	Securities purchase commitments

(*) The amount is for the Group's associates and other structured entities that are other related parties.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

43.   Related Parties and Transactions (continued)

(h) The collateral provided to related parties as of December 31, 2024 and 2023 are as follows.

Related Party	Collateral asset		Set amount of collateral	
			2024	**2023**
Shinhan Bank	Lease bond (*)	₩	237,000	237,000
Shinhan Bank	Cash and due from banks		180	180
Shinhan Savings Bank	Cash and due from banks		50	50
Shinhan Life Insurance Co., Ltd.	Cash and due from banks		10	10

(*) The Group provides lease bonds classified as operating leases and financial leases as collateral.

(i) As of December 31, 2024 and 2023, the Group acquired bonds through Shinhan Securities Co., Ltd. for ₩11,721 million and ₩77,218 million, respectively. During the year ended December 31, 2023, the Group sold bonds through Shinhan Securities Co., Ltd. for W69,437 million, and Shinhan Securities Co., Ltd. acquired debentures issued by the Group for W110,000 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

44. **Interests in Unconsolidated Structured Entities**

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, beneficiary certificates and characteristics of these structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles as the asset manager.
Investment fund	Investment funds are investment trusts, private investment companies, and associations that raise funds by issuing profit (investment) securities to investors and distribute the profits to investors by investing in stocks or bonds. The Group is an investor in an investment fund and may be exposed to principal losses if the value of the investment fund falls.

(i) The size of unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		2024	2023
Assets-backed securitization	₩	142,549	232,921
Investment fund		32,226,653	37,162,704
Total assets	₩	32,369,201	37,395,625

(ii) Gain or loss recognized in relation to the Group's interests in unconsolidated structured entities for the years ended December 31, 2024 and 2023 are as follows:

		2024		
		Asset-backed securitization	Investment fund	Total
Gain				
Gain on valuation	₩	-	4,368	4,368
Other income		7,329	1,018	8,347
	₩	7,329	5,386	12,715
Loss	₩	53	1,052	1,105

		2023		
		Asset-backed securitization	Investment fund	Total
Gain				
Gain on valuation	₩	2,408	590	2,998
Other income		6,263	675	6,938
	₩	8,671	1,265	9,936
Loss	₩	273	1,532	1,806

SHINHAN CARD CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (continued)
For the years ended December 31, 2024 and 2023
(In millions of won)

44. Interests in Unconsolidated Structured Entities (continued)

(b) Nature of risks

(i) The carrying amounts of the assets and liabilities recognized relating to the Group's interests in unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		2024		
		Asset-backed securitization	Investment fund	Total
Assets:				
Financial assets at FVTPL	₩	1,198	580,691	581,889

		2023		
		Asset-backed securitization	Investment fund	Total
Assets:				
Financial assets at FVTPL	₩	1,252	927,654	928,906

(ii) Maximum exposure to risk relating to the Group's interests in unconsolidated structured entities as of December 31, 2024 and 2023 are as follows:

		2024		
		Asset-backed securitization	Investment fund	Total
Assets held	₩	1,198	580,691	581,889
Purchase commitments		-	27,597	27,597

		2023		
		Asset-backed securitization	Investment fund	Total
Assets held	₩	1,252	927,654	928,906
Purchase commitments		-	42,671	42,671